BMO Financial Group Reports Third Quarter 2022 Results

REPORT TO SHAREHOLDERS

BMO’s Third Quarter 2022 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended July 31, 2022, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Third Quarter 2022 Compared with Third Quarter 2021:

•	Net income of $1,365 million, compared with $2,275 million; adjusted net income[1,3] of $2,132 million, compared with $2,292 million

•	Reported earnings per share (EPS)[2] of $1.95, compared with $3.41; adjusted EPS[1,2,3] of $3.09, compared with $3.44

•	Provision for credit losses (PCL) of $136 million, compared with a recovery of the provision for credit losses of $70 million

•	Return on equity (ROE) of 8.8%, compared with 17.5%; adjusted ROE[1,3] of 13.8%, compared with 17.6%

•	Common Equity Tier 1 Ratio[4] of 15.8%, compared with 13.4%

Year-to-Date 2022 Compared with Year-to-Date 2021:

•	Net income of $9,054 million, compared with $5,595 million; adjusted net income[1,3] of $6,903 million, compared with $6,425 million

•	Reported EPS[2] of $13.45, compared with $8.35; adjusted EPS[1,2,3] of $10.20, compared with $9.63

•	Provision for credit losses of $87 million, compared with a provision of $146 million

•	ROE of 21.1%, compared with 14.5%; adjusted ROE[1,3] of 16.0%, compared with 16.7%

Toronto, August 30, 2022 – For the third quarter ended July 31, 2022, BMO Financial Group recorded net income of $1,365 million or $1.95 per share on a reported basis, and net income of $2,132 million or $3.09 per share on an adjusted basis.

“Our performance this quarter continued to demonstrate the strength and quality of our diversified business mix, credit excellence and the resilience of our earnings power. We delivered robust loan growth and margin expansion that drove record revenue in our North American personal and commercial businesses, buffering the impact of challenging market conditions on our capital markets businesses,” said Darryl White, CEO BMO Financial Group.

“Our relentless focus on employee engagement and customer satisfaction continues to gain momentum, which we believe will be a sustained differentiator over time. We are committed to providing customers with exceptional experiences and personalized advice in every interaction, and helping them make real financial progress – highlighted by our achievement of highest customer satisfaction for retail banking advice in the J.D. Power 2022 Canada Retail Banking Advice Satisfaction Study, reclaiming the top ranking amongst Canada’s largest banks, as well as our recognition by World Finance magazine as the best Commercial, Private and Retail Bank in Canada.

“BMO’s proven track record of superior risk management, strong capital and liquidity, and dynamic financial management positions us for success in any economic environment. We continue to execute our disciplined growth strategy, investing in our talent and technology, including the integration of Bank of the West, to deliver long-term returns for our shareholders and progress for a thriving economy, sustainable future and inclusive society,” concluded Mr. White.

Concurrent with the release of results, BMO announced a fourth quarter 2022 dividend of $1.39 per common share, unchanged from the prior quarter, and an increase of $0.33 or 31% from the prior year. The quarterly dividend of $1.39 per common share is equivalent to an annual dividend of $5.56 per common share.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

All EPS measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)

Reported net income included the impact of the announced acquisition of Bank of the West, with a loss recorded in Q3-2022 of $694 million ($945 million pre-tax) related to the management of the impact of interest rate changes between the announcement and the closing of the acquisition on its fair value and goodwill, as well as acquisition and integration costs of $61 million ($82 million pre-tax). Year-to-date net income included revenue of $2,331 million ($3,172 million pre-tax), and acquisition and integration costs of $94 million ($125 million pre-tax). Refer to the Non-GAAP and Other Financial Measures section for further details on adjusting items.

(4)	The Common Equity Tier 1 (CET1) Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

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Significant Events

During the first quarter of 2022, we completed the sale of our EMEA Asset Management business to Ameriprise Financial, Inc., including the transfer of certain U.S. asset management clients, and on April 30, 2021 we completed the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group. Collectively, we refer to these transactions as “divestitures”. The divestitures reduced net revenue and expenses by approximately 2% and 4%, respectively, on both a reported and adjusted basis, compared with the prior year.

On December 20, 2021, we announced the signing of a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries. Under the terms of the agreement we will pay a cash purchase price of US$16.3 billion, or US$13.4 billion net of an estimated US$2.9 billion of excess capital (at closing) at Bank of the West. The transaction, which is expected to close by the end of calendar 2022, is subject to customary closing conditions, including regulatory approvals.

On closing, the acquisition is expected to add approximately US$94 billion in assets, US$59 billion of loans and US$80 billion of deposits to our consolidated balance sheet. These amounts are based on the financial position and results of Bank of the West as at the period ended June 30, 2022. We expect to fund the transaction primarily with excess capital, reflecting our strong capital position and anticipated capital generation.

On March 29, 2022, we issued 20,843,750 common shares for $3,106 million to finance a portion of the purchase price.

This acquisition aligns with our strategic, financial, and cultural objectives, and meaningfully accelerates our U.S. growth. Building on the strength of our performance and our integrated North American foundation, the acquisition will bring nearly 1.8 million customers to BMO and will further extend our banking presence through an additional 502 branches and commercial and wealth offices in key U.S. growth markets. Post closing, our footprint will expand to 32 states, including an immediate scaled entry into the attractive California market, where we expect to deliver a highly competitive offering to new growth markets, combining the strength of our digital banking platform and our strong banking team to generate good customer growth.

A signature strength of Bank of the West is the deep relationships formed between their employees, their customers, and the communities they have served for over 100 years. As part of this transaction, BMO does not plan to close Bank of the West branches, and is committed to retaining front-line Bank of the West branch employees.

Leveraging our deep integration experience and proven track record for U.S. expansion, we remain confident in achieving annual pre-tax cost synergies of approximately US$670 million (C$860 million) through operational efficiencies across our combined businesses. Integration planning is underway and is being overseen by a dedicated, joint integration management office.

Under IFRS accounting, the purchase price will be allocated to the identifiable assets and liabilities of Bank of the West at close, on the basis of their relative fair values, with the difference recorded as goodwill. The fair value/par value differences, referred to as the fair value mark, will be amortized to income over the estimated life of the underlying asset (liability). Intangible assets identified, including the core deposit intangible related to non-maturity deposits, will be amortized over their estimated life. The fair value of fixed rate loans and deposits is largely dependent on interest rates. If interest rates increase, the fair value of the acquired fixed rate assets (in particular, loans and securities) will decrease, resulting in higher goodwill. If interest rates decrease, the opposite would be true. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits approximate par, providing no natural fair value change offset. Changes in goodwill relative to our original assumptions announced on December 20, 2021, will impact capital ratios at close, because goodwill is treated as a deduction from capital under the Office of the Superintendent of Financial Institutions (OSFI) Basel III rules. In addition, given that the purchase price of the acquisition is in U.S. dollars, any change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the close of the acquisition, will result in a change to the Canadian dollar equivalent goodwill.

We are proactively managing exposure to capital from changes in fair value of the assets and liabilities of Bank of the West at close. As part of our fair value management actions, we entered into interest rate swaps that rise in value as interest rates rise, resulting in mark-to-market gains (losses) recorded in trading revenue. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched duration U.S. treasuries and other balance sheet instruments that generate net interest income. Together, these transactions aim to mitigate changes in goodwill arising from changes in interest rates between the announcement and closing of the acquisition, with the associated revenue (loss) treated as an adjusting item. In addition, BMO entered into forward contracts, which qualify as accounting hedges, to mitigate changes in the Canadian dollar equivalent of the purchase price on close. Changes in the fair value of these forward contracts are recorded in other comprehensive income (OCI) until close of the transaction.

The impact of the fair value management actions on our results was treated as an adjusting item. The current quarter included a loss of $945 million pre-tax ($694 million after-tax) related to the management of interest rate changes, comprising $983 million of mark-to-market losses on certain interest rate swaps reflecting lower medium and long-term interest rates as at July 31, 2022, compared with April 30, 2022, recorded in non-interest revenue, as well as $38 million interest income on a portfolio of U.S. treasuries and other balance sheet instruments recorded in net interest income. Year-to-date results included $3,172 million pre-tax ($2,331 million after-tax) comprising $2,967 million recorded as non-interest revenue and $205 million recorded as net interest income. The cumulative impact on our Common Equity Tier 1 Ratio was approximately 70 basis points relating to these fair value management actions. In addition, the changes in the fair value of the forward contracts decreased OCI by $4 million in the current quarter and decreased OCI by $68 million year-to-date.

This Significant Events section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

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Third Quarter 2022 Performance Review

The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results and ratios in this Third Quarter 2022 Performance Review section are on a non-GAAP basis and discussed in the Non-GAAP and Other Financial Measures section.

Reported and adjusted net income decreased from the prior year, as higher net income in our P&C businesses was offset by decreases in BMO Capital Markets and BMO Wealth Management. On a reported basis, Corporate Services recorded a higher net loss compared with the prior year, and on an adjusted basis, Corporate Services recorded net income compared with a net loss in the prior year.

Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, comprising a loss of $694 million ($945 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, reflecting lower medium and long-term interest rates compared with the prior quarter, as well as acquisition and integration costs of $61 million ($82 million pre-tax). In addition, adjusted results excluded the impact of divestiture costs of $6 million ($7 million pre-tax) in the current quarter. For further information, refer to Note 12 to the unaudited interim consolidated financial statements. Adjusted net income also excluded the amortization of acquisition-related intangible assets and other acquisition and integration costs in both the current quarter and the prior year.

Canadian P&C

Reported and adjusted net income was $965 million, an increase of $137 million or 17%. Results were driven by a 13% increase in revenue, primarily due to higher net interest income, reflecting strong balance growth and higher margins, as well as higher expenses and a lower provision for credit losses compared with the prior year.

U.S. P&C

Reported net income was $568 million, an increase of $18 million or 3% from the prior year, and adjusted net income was $569 million, an increase of $13 million or 2%. The impact of the stronger U.S. dollar increased net income growth by 3%, revenue growth by 5%, and expense growth by 4%.

On a U.S. dollar basis, reported net income was $445 million, relatively unchanged from the prior year, and adjusted net income was $446 million, a decrease of $4 million or 1%. Reported and adjusted results were driven by a 12% increase in revenue, primarily due to higher net interest income, reflecting strong loan growth and higher margins, as well as higher expenses and a higher provision for credit losses compared with a recovery in the prior year.

BMO Wealth Management

Reported net income was $324 million, compared with $379 million in the prior year, and adjusted net income was $325 million, compared with $384 million. Traditional Wealth reported net income was $263 million, a decrease of $37 million or 12% from the prior year, with higher underlying revenue growth of 3% more than offset by higher underlying expenses. Insurance net income was $61 million, a decrease of $18 million from the prior year, primarily due to the impact of unfavourable market movements and a lower benefit from changes in investments to improve asset liability management in the current quarter, relative to the prior year.

BMO Capital Markets

Reported net income was $262 million, compared with $553 million in the prior year, and adjusted net income was $266 million, compared with $559 million. Reported and adjusted results were driven by lower revenue in both Global Markets and Investment and Corporate Banking reflecting current market conditions, lower expenses, including lower performance-based compensation partially offset by higher severance costs, and a lower recovery of the provision for credit losses compared with the prior year.

Corporate Services

Reported net loss was $754 million, compared with a reported net loss of $35 million in the prior year, and adjusted net income was $7 million, compared with an adjusted net loss of $35 million. Reported results decreased, primarily due to lower revenue reflecting fair value management actions related to the announced acquisition of Bank of the West in the current quarter. Adjusted results increased, primarily due to lower expenses and the impact of a more favourable tax rate in the current quarter.

Capital

BMO’s Common Equity Tier 1 Ratio was 15.8% as at July 31, 2022, a decrease from 16.0% at the end of the second quarter of 2022, as internal capital generation and common shares issued from treasury under the shareholder dividend reinvestment and share purchase plan were more than offset by higher risk-weighted assets and a reduction in the benefit from fair value management actions related to the announced acquisition of Bank of the West.

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Credit Quality

Total provision for credit losses was $136 million, compared with a recovery of the provision for credit losses of $70 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 10 basis points, compared with a recovery of the provision for credit losses ratio of 6 basis points in the prior year. The provision for credit losses on impaired loans was $104 million, an increase of $33 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 8 basis points, compared with 6 basis points in the prior year. There was a $32 million provision for credit losses on performing loans in the current quarter, compared with a $141 million recovery in the prior year. The $32 million provision for credit losses on performing loans in the current quarter reflected a deteriorating economic outlook and balance growth, largely offset by continued reduction in pandemic uncertainty and positive portfolio migration. The $141 million recovery of credit losses in the prior year reflected an improving economic outlook and positive credit migration, partially offset by the impact of the uncertain economic environment on future credit conditions, as well as balance growth.

Refer to the Critical Accounting Estimates section of BMO’s 2021 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2021.

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider to create opportunities for our communities and our stakeholders to make positive, sustainable change in the belief that success can and must be mutual. In support of our customers, communities and employees, BMO:

•

Enhanced its NewStart Program to help newcomers to Canada, including those displaced from Ukraine, with the support they need to regain their financial footing faster and start building a life in Canada with a suite of personalized, no-fee banking products.

•

Announced a further investment in community programs and organizations to support Black-owned businesses and Black entrepreneurs, the expansion of Black cultural programs, and Boys and Girls Clubs skilled trades career opportunities, bringing our commitment in Madison, Wisconsin, to over US$1 million.

•

Announced that we entered into a definitive agreement to acquire Radicle Group Inc., a Calgary-based leader in sustainability advisory services and solutions, and technology-driven emissions measurement and management. The acquisition will make BMO a leader in carbon credit development, emissions measurement capabilities, and the environmental commodity market, and supports our Climate Ambition to be our clients’ lead partner in the transition to a net-zero world. Completion of the transaction is subject to receipt of required regulatory approvals and other customary conditions.

BMO’s leadership continues to be recognized across a number of rankings:

•

Awarded the highest customer satisfaction ranking in retail banking advice by J.D. Power in its 2022 Canada Retail Banking Advice Satisfaction Study, the top spot amongst Canada’s largest banks, demonstrating our continued commitment to helping customers make real financial progress, including clarity of advice and concern for customer needs.

•

Named by World Finance magazine as Best Private Bank, Best Commercial Bank and Best Retail Bank, representing the benchmark of achievement and best practices in a variety of fields. This award reflects our commitment to fostering client-centric relationships, driving digital innovation and transformation, and our comprehensive understanding of evolving client needs and industry development.

•

Named to Corporate Knight’s ranking of Canada’s Best 50 Corporate Citizens, and ranked first among major Canadian banks with top-quartile scores in board gender diversity, executive diversity, and sustainability pay link. In addition, we received a top-quartile Clean Revenue score, driven by our sustainable finance strategy.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

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Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed in the index below, as presented in the 2021 Annual Report and the Third Quarter 2022 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRC). Information on BMO’s website, including information within the SFI or SRC is not and should not be considered incorporated by reference into our Third Quarter 2022 Report to Shareholders.

		Page Number
Topic	EDTF Disclosure	2021 Annual Report	Q3 2022
			RTS	SFI	SRC
General	1. Present all risk-related information in each report, providing an index for easy navigation	74-113	6	Index	Index
	2. Define the bank’s risk terminology and risk measures and present key parameters used	84-113, 136-138	38	-	-
	3. Discuss top and emerging risks for the bank	74-76	8,38	-	-
	4. Outline plans to meet new key regulatory ratios once the applicable rules are finalized	67	20	-	-
Risk Governance, Risk Management and Business Model	5. Summarize the bank’s risk management organization, processes, and key functions	78-83	-	-	-
	6. Describe the bank’s risk culture and procedures applied to support the culture	83	-	-	-
	7. Describe key risks that arise from the bank’s business model and activities	81	-	-	-
	8. Describe the use of stress testing within the bank’s risk governance and capital frameworks	82	-	-	-
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Provide minimum Pillar 1 capital requirements	66-69	-	-	3-4, 10
	10. Summarize information contained in the composition of capital templates and reconciliation of the accounting balance sheet to the regulatory balance sheet • A Main Features template can also be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Disclosures	69	21	-	3-5
	11. Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital	-	-	-	6
	12. Discuss capital planning within a more general discussion of management’s strategic planning	65	-	-	-
	13. Provide granular information to explain how RWA relate to business activities	69-70	-	-	11
	14. Present a table showing the capital requirements for each method used for calculating RWA	69-70, 84-87	-	-	11, 17-30 and 37-43
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	-	-	-	17-30 and 37-43
	16. Present a flow statement that reconciles movements in RWA by credit risk and market risk	-	-	-	31, 57
	17. Describe the bank’s Basel validation and back-testing process. Included in our SRC information is our estimated and actual loss parameter information	108	-	-	58
Liquidity	18. Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs	97-103	40-41, 43	-	-
Funding	19. Summarize encumbered and unencumbered assets in a table by balance sheet category	99	41	37-38	-
	20. Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	104-105	45-46	-	-
	21. Discuss the bank’s sources of funding and describe the bank’s funding strategy	100-101	41-42	-	-
Market Risk	22. Provide a breakdown of balance sheet positions into trading and non-trading market risk measures	96	39	-	-
	23. Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures	92-96	40	-	-
	24. Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model	92-95, 108	-	-	-
	25. Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures	92-96	40	-	-
Credit Risk	26. Provide information about the bank’s credit risk profile	84-91, 160-166	17-18, 59-63	24-34	11-56
	27. Describe the bank’s policies related to impaired loans and renegotiated loans	161, 166	-	-
	28. Provide reconciliations of impaired loans and the allowance for credit losses	88-89, 164	18, 59-61	-	-
	29. Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions	84-85, 91	-	-	35-48
	30. Provide a discussion of credit risk mitigation	84-85, 171, 177, 205	-	-	16, 32, 44
Other Risks	31. Describe other risks and discuss how each is identified, governed, measured and managed	78-82, 106-113	-	-	-
	32. Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred	106-113	-	-	-

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Financial Review

Management’s Discussion and Analysis (MD&A) commentary is as at August 30, 2022. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2022, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2021, and the MD&A for fiscal 2021, contained in BMO’s 2021 Annual Report.

BMO’s 2021 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

7	Caution Regarding Forward-Looking Statements			35	Transactions with Related Parties
8	Economic Developments and Outlook			35	Off-Balance Sheet Arrangements
9	Financial Highlights			36	Accounting Policies and Critical Accounting Estimates
10	Non-GAAP and Other Financial Measures				36	Allowance for Credit Losses
13	Foreign Exchange			37	Future Changes in Accounting Policies
14	Net Income			37	Other Regulatory Developments
15	Revenue			38	Risk Management
17	Total Provision for Credit Losses				38	Top and Emerging Risks That May Affect Future Results
18	Impaired Loans				39	Market Risk
18	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				40	Liquidity and Funding Risk
18	Non-Interest Expense				42	Credit Ratings
19	Provision for Income Taxes				47	International Exposures
19	Balance Sheet			48	Glossary of Financial Terms
20	Capital Management			51	Interim Consolidated Financial Statements
24	Review of Operating Groups’ Performance				51	Consolidated Statement of Income
	24	Personal and Commercial Banking (P&C)			52	Consolidated Statement of Comprehensive Income
		25	Canadian Personal and Commercial Banking (Canadian P&C)		53	Consolidated Balance Sheet
		27	U.S. Personal and Commercial Banking (U.S. P&C)		54	Consolidated Statement of Changes in Equity
	29	BMO Wealth Management			55	Consolidated Statement of Cash Flows
	31	BMO Capital Markets			56	Notes to Consolidated Financial Statements
	33	Corporate Services		76	Investor and Media Information
34	Summary Quarterly Earnings Trends

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2022, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2022, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2022 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, the closing of our proposed acquisition of Bank of the West, including plans for the combined operations of BMO and Bank of the West, the financial, operational and capital impacts of the transaction, and the COVID-19 pandemic, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk, given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the COVID-19 pandemic, and possibly other outbreaks of disease or illness, and its impact on local, national or international economies, as well as its heightening of certain risks that may affect our future results; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; the possibility that our proposed acquisition of Bank of the West does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed acquisition of Bank of the West, such as it creating synergies and operational efficiencies, are not realized; our ability to perform effective fair value management actions and unforeseen consequences arising from such actions; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2021 Annual Report, as updated in the Economic Developments and Outlook section in this document, as well as in the Allowance for Credit Losses section of BMO’s 2021 Annual Report, as updated in the Allowance for Credit Losses section in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about Bank of the West’s balance sheet, product mix and margins, and interest rate sensitivity were material factors we considered in estimating the fair value and goodwill and intangibles amounts at closing, and assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Developments and Outlook and Allowance for Credit Losses sections.

BMO Financial Group Third Quarter Report 2022  7

Economic Developments and Outlook (1)

Canadian real gross domestic product (GDP) is estimated to have grown 4.5% annualized in the second calendar quarter of 2022, with support from high commodity prices and pent-up demand for services. However, more recent data suggest the economy is losing momentum and will likely slow to a 1.0% growth rate in the third quarter. Housing market activity has fallen sharply in response to rapidly rising mortgage rates, with prices starting to reverse a portion of their record increase of the past two years. Although some of the negative effect of high inflation on real consumer spending has been offset by rising wages and a high level of accumulated savings, households are starting to reduce purchases, notably for durable goods. With interest rates likely to increase further this year, real GDP growth is expected to slow from an estimated 3.4% in 2022 to 1.0% in 2023. This slow rate of growth will likely raise the unemployment rate from a five-decade low of 4.9% in July 2022 to 5.6% at year-end 2023. Consumer price inflation reached a 39-year high of 8.1% year-over-year in June 2022 and is anticipated to remain elevated for the remainder of this year, before moderating to around 3% in late 2023 as resource prices retreat, supply-chain disruptions ease, and worker shortages diminish. The Bank of Canada has increased its overnight policy interest rate by 225 basis points this year and is expected to raise it by an additional 100 basis points to 3.50% at year-end 2022, before keeping rates steady in 2023 and reducing them in 2024, as both the economy and rate of inflation slow down. Previous strong industry-wide growth in residential mortgage balances is projected to moderate to the low single-digits in 2023, as housing market activity and prices decline. Consumer credit balances (excluding mortgages) have been held back by rising borrowing costs and elevated household savings, and are anticipated to rise only modestly in the year ahead. After rising strongly in the past year, non-financial corporate credit is expected to decelerate in response to rising interest rates, a slowing economy, and falling resource prices.

After contracting in the first half of 2022, U.S. real GDP is likely to rebound to a modest 0.6% annualized in the third quarter of 2022. The same forces that are holding back the Canadian economy - rising interest rates and inflation, slowing global demand, and declining consumer and business confidence - are also slowing the U.S. expansion. Consumer spending has downshifted abruptly this year, despite elevated savings and strong gains in employment and nominal wages. Housing market activity has fallen below pre-pandemic levels amid the worst affordability since 1989. Real GDP growth is anticipated to slow to 1.5% in 2022 and to 0.5% in 2023. While the unemployment rate has returned to pre-pandemic levels of 3.5% in July 2022, it is expected to rise to 4.6% at year-end 2023. Consumer price inflation is anticipated to remain high this year, before moderating to approximately 3% in late 2023. After raising its policy rate by 225 basis points this year, the Federal Reserve is projected to raise the rate by another 125 basis points to a range of 3.50% to 3.75% at year-end 2022. Current strong growth in industry-wide residential mortgage balances is anticipated to moderate as housing market activity slows. Consumer credit has strengthened in the past year, but is expected to decelerate as a result of increased interest rates and higher unemployment. Non-financial corporate credit growth strengthened in the past year alongside strong investment spending, but it is projected to moderate as interest rates rise, economic growth slows, and businesses tap elevated cash balances.

The economic outlook for Canada and the United States is subject to several risks that could lead to a severe downturn, including, persistent high inflation and significant further increases in interest rates, an escalation of the conflict in Ukraine, rising geopolitical tensions between the U.S. and China, and new variants of the coronavirus. A significant housing market correction could also occur if the monetary policy becomes overly restrictive to control inflation.

This Economic Developments and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

8  BMO Financial Group Third Quarter Report 2022

Financial Highlights

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021

Summary Income Statement (1)

Net interest income	4,197	3,902	3,521	12,118	10,554
Non-interest revenue	1,902	5,416	4,041	11,022	10,059
Revenue	6,099	9,318	7,562	23,140	20,613
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	413	(808)	984	(314)	1,302
Revenue, net of CCPB (2)	5,686	10,126	6,578	23,454	19,311
Provision for credit losses on impaired loans	104	120	71	310	441
Provision for (recovery of) credit losses on performing loans	32	(70)	(141)	(223)	(295)
Total provision for (recovery of) credit losses	136	50	(70)	87	146
Non-interest expense	3,859	3,713	3,684	11,418	11,706
Provision for income taxes	326	1,607	689	2,895	1,864
Net income	1,365	4,756	2,275	9,054	5,595
Adjusted net income	2,132	2,187	2,292	6,903	6,425

Common Share Data ($, except as noted) (1)

Basic earnings per share	1.96	7.15	3.42	13.49	8.36
Diluted earnings per share	1.95	7.13	3.41	13.45	8.35
Adjusted diluted earnings per share	3.09	3.23	3.44	10.20	9.63
Dividends declared per share	1.39	1.33	1.06	4.05	3.18
Book value per share	90.88	89.17	80.00	90.88	80.00
Closing share price	127.66	136.21	123.53	127.66	123.53
Number of common shares outstanding (in millions)
End of period	674.4	671.6	648.1	674.4	648.1
Average basic	673.3	658.0	647.2	659.9	646.8
Average diluted	674.8	660.0	649.0	661.7	648.2
Market capitalization ($ billions)	86.1	91.5	80.1	86.1	80.1
Dividend yield (%)	4.4	3.9	3.4	4.2	3.4
Dividend payout ratio (%)	71.1	18.6	31.0	30.0	38.0
Adjusted dividend payout ratio (%)	44.9	41.0	30.7	39.6	33.0

Financial Measures and Ratios (%) (1)

Return on equity	8.8	34.5	17.5	21.1	14.5
Adjusted return on equity	13.8	15.7	17.6	16.0	16.7
Return on tangible common equity	9.6	37.9	19.8	23.2	16.7
Adjusted return on tangible common equity	15.1	17.2	19.8	17.5	19.0
Efficiency ratio, net of CCPB	67.9	36.7	56.0	48.7	60.6
Adjusted efficiency ratio, net of CCPB	56.7	55.6	55.7	55.4	56.2
Operating leverage, net of CCPB	(18.4)	75.0	2.6	24.0	0.3
Adjusted operating leverage, net of CCPB	(1.9)	1.8	2.1	1.5	7.3
Net interest margin on average earning assets	1.71	1.69	1.57	1.68	1.59
Effective tax rate	19.3	25.2	23.2	24.2	25.0
Adjusted effective tax rate	22.0	23.6	23.2	23.1	22.6
Total PCL-to-average net loans and acceptances	0.10	0.04	(0.06)	0.02	0.04
PCL on impaired loans-to-average net loans and acceptances	0.08	0.10	0.06	0.08	0.13
Liquidity coverage ratio (LCR) (3)	129	129	125	129	125
Net stable funding ratio (NSFR) (3)	114	116	118	114	118

Balance Sheet and other information (as at, $ millions, except as noted)

Assets	1,068,338	1,041,565	971,358	1,068,338	971,358
Average earning assets	972,879	949,279	887,231	965,120	890,240
Gross loans and acceptances	537,829	517,954	472,703	537,829	472,703
Net loans and acceptances	535,417	515,551	469,879	535,417	469,879
Deposits	729,385	713,714	680,553	729,385	680,553
Common shareholders’ equity	61,286	59,884	51,848	61,286	51,848
Total risk weighted assets (4)	351,711	342,287	322,529	351,711	322,529
Assets under administration	711,508	677,274	658,612	711,508	658,612
Assets under management	310,469	312,452	526,542	310,469	526,542

Capital ratios (%) (4)

Common Equity Tier 1 Ratio	15.8	16.0	13.4	15.8	13.4
Tier 1 Capital Ratio	17.3	17.5	15.1	17.3	15.1
Total Capital Ratio	19.4	19.7	17.4	19.4	17.4
Leverage Ratio	5.3	5.4	5.0	5.3	5.0

Foreign Exchange Rates ($)

As at Canadian/U.S. dollar	1.2813	1.2833	1.2479	1.2813	1.2479
Average Canadian/U.S. dollar	1.2774	1.2665	1.2316	1.2717	1.2556

(1)

Adjusted results remove certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, as well as reported ratios calculated net of CCPB and adjusted results, measures and ratios in this table are non-GAAP. For further information refer to the Non-GAAP and Other Financial Measures section and for a composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

We present revenue, efficiency ratio and operating leverage on a basis that is net of CCPB, which reduces the variability in insurance revenue from changes in fair value that are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB.

(3)	LCR and NSFR are disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Liquidity Adequacy Requirements (LAR) Guideline, as applicable.
(4)	Capital ratios and risk-weighted assets are disclosed in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, as applicable.

BMO Financial Group Third Quarter Report 2022  9

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our unaudited interim consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating businesses, including measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further details on the composition of non-GAAP amounts, measures and ratios, including supplementary financial measures, please refer to the Glossary of Financial Terms.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis, as reconciled in the Revenue section. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Presenting results on a taxable equivalent basis (teb)

We analyze consolidated revenue on a reported basis. In addition, we analyze revenue on a taxable equivalent basis (teb) at the operating group level, consistent with the Canadian peer group. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis. These adjustments are offset in Corporate Services. Presenting results on a teb basis reflects how our operating groups manage their business and is useful to facilitate comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.

10  BMO Financial Group Third Quarter Report 2022

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021

Reported Results

Revenue	6,099	9,318	7,562	23,140	20,613
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(413)	808	(984)	314	(1,302)
Revenue, net of CCPB	5,686	10,126	6,578	23,454	19,311
Total (provision for) recovery of credit losses	(136)	(50)	70	(87)	(146)
Non-interest expense	(3,859)	(3,713)	(3,684)	(11,418)	(11,706)
Income before income taxes	1,691	6,363	2,964	11,949	7,459
Provision for income taxes	(326)	(1,607)	(689)	(2,895)	(1,864)
Net income	1,365	4,756	2,275	9,054	5,595
Diluted EPS ($)	1.95	7.13	3.41	13.45	8.35

Adjusting Items Impacting Revenue (Pre-tax)

Impact of divestitures (1)	-	8	-	(21)	29
Management of fair value changes on the purchase of Bank of the West (2)	(945)	3,555	-	3,172	-
Impact of adjusting items on revenue (pre-tax)	(945)	3,563	-	3,151	29

Adjusting Items Impact on Non-Interest Expense (Pre-tax)

Acquisition integration costs (3)	(84)	(37)	(3)	(133)	(8)
Amortization of acquisition-related intangible assets (4)	(7)	(8)	(19)	(23)	(68)
Impact of divestitures (1)	(7)	(18)	(24)	(22)	(824)
Restructuring (costs) reversals (5)	-	-	24	-	24
Impact of adjusting items on non-interest expense (pre-tax)	(98)	(63)	(22)	(178)	(876)
Impact of adjusting items on reported pre-tax income	(1,043)	3,500	(22)	2,973	(847)

Adjusting Items Impacting Revenue (After tax)

Impact of divestitures (1)	-	6	-	(23)	22
Management of fair value changes on the purchase of Bank of the West (2)	(694)	2,612	-	2,331	-
Impact of adjusting items on revenue (after-tax)	(694)	2,618	-	2,308	22

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition integration costs (3)	(62)	(28)	(2)	(100)	(6)
Amortization of acquisition-related intangible assets (4)	(5)	(6)	(15)	(17)	(52)
Impact of divestitures (1)	(6)	(15)	(18)	(40)	(812)
Restructuring (costs) reversals (5)	-	-	18	-	18
Impact of adjusting items on non-interest expense (after-tax)	(73)	(49)	(17)	(157)	(852)
Impact of adjusting items included in reported net income (after-tax)	(767)	2,569	(17)	2,151	(830)
Impact on diluted EPS ($)	(1.14)	3.90	(0.03)	3.25	(1.28)

Adjusted Results

Revenue	7,044	5,755	7,562	19,989	20,584
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(413)	808	(984)	314	(1,302)
Revenue, net of CCPB	6,631	6,563	6,578	20,303	19,282
Total (provision for) recovery of credit losses	(136)	(50)	70	(87)	(146)
Non-interest expense	(3,761)	(3,650)	(3,662)	(11,240)	(10,830)
Income before income taxes	2,734	2,863	2,986	8,976	8,306
Provision for income taxes	(602)	(676)	(694)	(2,073)	(1,881)
Net income	2,132	2,187	2,292	6,903	6,425
Diluted EPS ($)	3.09	3.23	3.44	10.20	9.63

(1)

Reported net income included the impact of divestitures of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. Q3-2022 included expenses of $6 million ($7 million pre-tax). Q2-2022 included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients recorded in revenue, and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 included a $29 million (pre-tax and after-tax) loss relating to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing of the sale of our EMEA Asset Management business. Q3-2021 included expenses of $18 million ($24 million pre-tax) related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore. Q2-2021 included a $747 million (pre-tax and after-tax) write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The gain on the sale was recorded in revenue with the goodwill write-down and divestiture costs recorded in non-interest expense.

(2)

Reported net income included revenue (losses) related to the announced acquisition of Bank of the West, including the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill: Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $38 million pre-tax interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income. Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million pre-tax net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million pre-tax net interest income. For further information on this acquisition refer to the Significant Events section.

(3)

Reported net income included acquisition and integration costs related to the announced acquisition of Bank of the West recorded in non-interest expenses in Corporate Services. Q3-2022 included $61 million ($82 million pre-tax), Q2-2022 included $26 million ($35 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax). Reported net income included acquisition integration costs related to Clearpool in Q3-2022 and Q2-2022, and acquisition integration costs related to both KGS-Alpha and Clearpool in Q3-2021, recorded in non-interest expense in BMO Capital Markets. Acquisition integration costs were $1 million ($2 million pre-tax) in Q3-2022, $2 million ($2 million pre-tax) in Q2-2022, and $3 million ($4 million pre-tax) in Q1-2022. Q3-2021 was $2 million ($3 million pre-tax), Q2-2021 was $2 million ($2 million pre-tax) and Q1-2021 was $2 million ($3 million pre-tax).

(4)

Reported income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group and was $5 million ($7 million pre-tax) in Q3-2022 and was $6 million ($8 million pre-tax) in both Q2-2022 and Q1-2022. Q3-2021 was $15 million ($19 million pre-tax), Q2-2021 was $18 million ($24 million pre-tax) and Q1-2021 was $19 million ($25 million pre-tax).

(5)

Q3-2021 reported net income included a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax) in non-interest expense, in Corporate Services.

BMO Financial Group Third Quarter Report 2022  11

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (US $ in millions)

Q3-2022

Reported net income (loss)	965	568	1,533	324	262	(754)	1,365	(28)
Acquisition and integration costs (3)	-	-	-	-	1	61	62	49
Amortization of acquisition-related intangible assets (4)	-	1	1	1	3	-	5	5
Impact of divestitures (1)	-	-	-	-	-	6	6	-
Management of fair value changes on the purchase of Bank of the West (2)	-	-	-	-	-	694	694	545
Adjusted net income (loss)	965	569	1,534	325	266	7	2,132	571

Q2-2022

Reported net income (loss)	940	588	1,528	314	448	2,466	4,756	2,656
Acquisition and integration costs (3)	-	-	-	-	2	26	28	23
Amortization of acquisition-related intangible assets (4)	1	1	2	1	3	-	6	4
Impact of divestitures (1)	-	-	-	-	-	9	9	(2)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	-	-	-	(2,612)	(2,612)	(2,062)
Adjusted net income (loss)	941	589	1,530	315	453	(111)	2,187	619

Q3-2021
Reported net income (loss)	828	550	1,378	379	553	(35)	2,275	707
Acquisition and integration costs (3)	-	-	-	-	2	-	2	1
Amortization of acquisition-related intangible assets (4)	-	6	6	5	4	-	15	9
Impact of divestitures (1)	-	-	-	-	-	18	18	3
Restructuring costs (reversals) (5)	-	-	-	-	-	(18)	(18)	(13)
Adjusted net income (loss)	828	556	1,384	384	559	(35)	2,292	707

YTD-2022

Reported net income (loss)	2,909	1,837	4,746	953	1,415	1,940	9,054	3,773
Acquisition and integration costs (3)	-	-	-	-	6	94	100	79
Amortization of acquisition-related intangible assets (4)	1	3	4	3	10	-	17	13
Impact of divestitures (1)	-	-	-	-	-	63	63	(42)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	-	-	-	(2,331)	(2,331)	(1,842)
Adjusted net income (loss)	2,910	1,840	4,750	956	1,431	(234)	6,903	1,981

YTD-2021

Reported net income (loss)	2,355	1,667	4,022	1,037	1,589	(1,053)	5,595	1,975
Acquisition and integration costs (3)	-	-	-	-	6	-	6	4
Amortization of acquisition-related intangible assets (4)	1	18	19	20	13	-	52	28
Impact of divestitures (1)	-	-	-	-	-	790	790	23
Restructuring costs (reversals) (5)	-	-	-	-	-	(18)	(18)	(13)
Adjusted net income (loss)	2,356	1,685	4,041	1,057	1,608	(281)	6,425	2,017

Refer to footnotes (1) to (5) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Net Revenue, Efficiency and Operating Leverage

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021

Reported

Revenue	6,099	9,318	7,562	23,140	20,613
CCPB	413	(808)	984	(314)	1,302
Revenue, net of CCPB	5,686	10,126	6,578	23,454	19,311
Non-interest expense	3,859	3,713	3,684	11,418	11,706
Efficiency ratio (%)	63.3	39.9	48.7	49.3	56.8
Efficiency ratio, net of CCPB (%)	67.9	36.7	56.0	48.7	60.6
Revenue growth (%)	(19.4)	53.4	5.2	12.3	7.4
Revenue growth, net of CCPB (%)	(13.6)	59.2	9.6	21.5	10.4
Non-interest expense growth (%)	4.8	(15.8)	7.0	(2.5)	10.1
Operating Leverage (%)	(24.2)	69.2	(1.8)	14.8	(2.7)
Operating Leverage, net of CCPB (%)	(18.4)	75.0	2.6	24.0	0.3

Adjusted (1)

Revenue	7,044	5,755	7,562	19,989	20,584
Impact of adjusting items on revenue	(945)	3,563	-	3,151	29
CCPB	413	(808)	984	(314)	1,302
Revenue, net of CCPB	6,631	6,563	6,578	20,303	19,282
Impact of adjusting items on non-interest expense	(98)	(63)	(22)	(178)	(876)
Non-interest expense	3,761	3,650	3,662	11,240	10,830
Efficiency ratio (%)	53.4	63.5	48.4	56.2	52.6
Efficiency ratio, net of CCPB (%)	56.7	55.6	55.7	55.4	56.2
Revenue growth, net of CCPB (%)	0.8	3.7	9.6	5.3	10.2
Non-interest expense growth (%)	2.7	1.9	7.5	3.8	2.9
Operating Leverage, net of CCPB (%)	(1.9)	1.8	2.1	1.5	7.3

(1)	Refer to footnotes (1) to (5) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

12  BMO Financial Group Third Quarter Report 2022

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021
Reported net income	1,365	4,756	2,275	9,054	5,595
Dividends on preferred shares and distributions on other equity instruments	(47)	(52)	(61)	(154)	(185)
Net income available to common shareholders (A)	1,318	4,704	2,214	8,900	5,410
After-tax amortization of acquisition-related intangible assets	5	6	15	17	52
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,323	4,710	2,229	8,917	5,462
After-tax impact of other adjusting items (1)	762	(2,575)	2	(2,168)	778
Adjusted net income available to common shareholders (C)	2,085	2,135	2,231	6,749	6,240
Average common shareholders’ equity (D)	59,707	55,843	50,208	56,304	49,890
Return on equity (%) (= A/D) (3)	8.8	34.5	17.5	21.1	14.5
Adjusted return on equity (%) (= C/D) (3)	13.8	15.7	17.6	16.0	16.7
Average tangible common equity (E) (2)	54,846	51,022	44,720	51,437	43,806
Return on tangible common equity (%) (= B/E) (3)	9.6	37.9	19.8	23.2	16.7
Adjusted return on tangible common equity (%) (= C/E) (3)	15.1	17.2	19.8	17.5	19.0

(1)	Refer to footnotes (1) to (5) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $4,981 million in Q3-2022, $4,943 million in Q2-2022, and $5,393 million in Q3-2021; $4,985 million for YTD-2022 and $5,964 million for YTD-2021. Acquisition-related intangible assets of $126 million in Q3-2022, $130 million in Q2-2022, and $367 million in Q3-2021; $131 million for YTD-2022 and $391 million for YTD-2021. Net of related deferred tax liabilities of $246 million in Q3-2022, $252 million in Q2-2022, and $272 million in Q3-2021; $249 million for YTD-2022 and $271 million for YTD-2021.

(3)	Quarterly calculations are on an annualized basis.

Return on Equity by Operating Segment

	Q3-2022							Q2-2022	Q3-2021
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	Total Bank	Total Bank

Reported

Net income available to common shareholders	955	561	1,516	322	252	(772)	1,318	4,704	2,214
Total average common equity	11,842	13,460	25,302	5,257	11,786	17,362	59,707	55,843	50,208
Return on equity (%)	32.0	16.5	23.8	24.3	8.5	na	8.8	34.5	17.5

Adjusted (1)

Net income available to common shareholders	955	562	1,517	323	256	(11)	2,085	2,135	2,231
Total average common equity	11,842	13,460	25,302	5,257	11,786	17,362	59,707	55,843	50,208
Return on equity (%)	32.0	16.6	23.8	24.4	8.7	na	13.8	15.7	17.6

	YTD-2022								YTD-2021
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank		Total Bank

Reported

Net income available to common shareholders	2,877	1,811	4,688	947	1,385	1,880	8,900		5,410
Total average common equity	11,652	13,624	25,276	5,243	11,404	14,381	56,304		49,890
Return on equity (%)	33.0	17.8	24.8	24.2	16.2	na	21.1		14.5

Adjusted (1)

Net income available to common shareholders	2,878	1,814	4,692	950	1,401	(294)	6,749		6,240
Total average common equity	11,652	13,624	25,276	5,243	11,404	14,381	56,304		49,890
Return on equity (%)	33.0	17.8	24.8	24.2	16.4	na	16.0		16.7

(1)	Refer to footnotes (1) to (5) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

na - not applicable

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars decreased relative to the second quarter of 2022 and increased relative to the third quarter of 2021, due to changes in the Canadian/U.S. dollar exchange rate. The exchange rate for the year-to-date in 2022 increased, relative to the year-to-date in 2021. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2022 and 2021. We regularly determine whether to hedge our foreign exchange risk exposure to mitigate the impact of foreign exchange rate movements on our net income. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

BMO Financial Group Third Quarter Report 2022  13

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q3-2022		YTD-2022
(Canadian $ in millions, except as noted)	vs. Q3-2021	vs. Q2-2022	vs. YTD-2021
Canadian/U.S. dollar exchange rate (average)
Current period	1.2774	1.2774	1.2717
Prior period	1.2316	1.2665	1.2556

Effects on U.S. segment reported results

Increased (Decreased) net interest income	52	14	52
Increased (Decreased) non-interest revenue	33	37	2
Increased (Decreased) revenues	85	51	54
Decreased (Increased) provision for credit losses	5	-	4
Decreased (Increased) expenses	(47)	(12)	(51)
Decreased (Increased) income taxes	(11)	(10)	-
Increased (Decreased) reported net income	32	29	7
Impact on earnings per share ($)	0.05	0.04	0.01

Effects on U.S. segment adjusted results

Increased (Decreased) net interest income	52	13	53
Increased (Decreased) non-interest revenue	33	7	35
Increased (Decreased) revenues	85	20	88
Decreased (Increased) provision for credit losses	5	-	4
Decreased (Increased) expenses	(47)	(11)	(50)
Decreased (Increased) income taxes	(11)	(2)	(9)
Increased (Decreased) adjusted net income	32	7	33
Impact on adjusted earnings per share ($)	0.05	0.01	0.05

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP and Other Financial Measures section.

Net Income

Q3 2022 vs. Q3 2021

Reported net income was $1,365 million, compared with $2,275 million in the prior year, and adjusted net income was $2,132 million, compared with $2,292 million. Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, including a loss of $694 million relating to fair value management actions. Adjusted results in both periods excluded the impact of divestitures, the amortization of acquisition-related intangibles assets, and acquisition and integration costs. Reported EPS was $1.95, compared with $3.41 in the prior year, and adjusted EPS was $3.09, compared with $3.44. The public share offering completed on March 29, 2022, reduced reported EPS by $0.05 and adjusted EPS by $0.08.

The decline in reported results reflected lower revenue and higher expenses from fair value management actions and integration costs noted above, as well as a higher provision for credit losses in the current quarter compared with a recovery in the prior year. Adjusted results were driven by higher net revenue more than offset by a higher provision for credit losses and higher expenses. Net income increased in our P&C businesses, primarily due to higher net interest income, and decreased in BMO Capital Markets reflecting the impact of lower client activity given current market conditions, and in BMO Wealth Management, in part due to higher underlying revenue more than offset by higher underlying expenses and the impact of divestitures. On a reported basis, Corporate Services recorded a higher net loss compared with the prior year, due to the impact of fair value management actions and acquisition and integration costs noted above, and on an adjusted basis, Corporate Services recorded net income compared with a net loss in the prior year.

Q3 2022 vs. Q2 2022

Reported net income was $1,365 million, a decrease of $3,391 million, and adjusted net income was $2,132 million, a decrease of $55 million or 3%. Reported EPS decreased $5.18 from the prior quarter, and adjusted EPS decreased $0.14.

The decrease in reported results primarily reflected lower revenue related to fair value management actions as noted above. Adjusted results decreased, as higher revenue was more than offset by higher expenses and a higher provision for credit losses. Net income increased in Canadian P&C and BMO Wealth Management, and decreased in BMO Capital Markets and U.S. P&C. On a reported basis, Corporate Services recorded lower net income, and on an adjusted basis, Corporate Services recorded net income compared with a net loss in the prior quarter.

Q3 YTD 2022 vs. Q3 YTD 2021

Reported net income was $9,054 million, compared with $5,595 million in the prior year, and adjusted net income was $6,903 million, an increase of $478 million or 7%. Reported EPS was $13.45, an increase of $5.10 from the prior year, and adjusted EPS was $10.20, an increase of $0.57.

Reported results increased, primarily due to higher revenue in the current year related to the fair value management actions, and lower expenses from the impact of divestitures, including the write-down of goodwill in the prior year. Adjusted results increased due to higher net revenue and a lower provision for credit losses, partially offset by higher expenses. Net income increased in our P&C businesses, and decreased in BMO Capital Markets and BMO Wealth Management. On a reported basis, Corporate Services recorded net income, compared with a net loss in the prior year, and the adjusted net loss was lower.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

14  BMO Financial Group Third Quarter Report 2022

Revenue

Q3 2022 vs. Q3 2021

Reported revenue was $6,099 million, compared with $7,562 million in the prior year. Reported revenue, net of CCPB, was $5,686 million, compared with $6,578 million, and adjusted revenue, net of CCPB was $6,631 million, an increase of $53 million or 1% from the prior year. Adjusted net revenue in the current quarter excluded a loss from the impact of fair value management actions related to the announced acquisition of Bank of the West of $945 million. The impact of the stronger U.S. dollar increased revenue growth by 1% on both a reported and an adjusted basis.

Revenue increased in our P&C businesses, primarily due to higher net interest income reflecting strong loan growth and higher margins. Revenue decreased in BMO Capital Markets, with lower revenue in both Global Markets and Investment and Corporate Banking, reflecting the impact of lower client activity given current market conditions. Revenue decreased in BMO Wealth Management, as higher underlying revenue in Traditional Wealth was more than offset by divestitures and lower Insurance revenue. Reported revenue in Corporate Services decreased from the prior year, due to the item noted above, and was relatively unchanged on an adjusted basis.

Reported net interest income was $4,197 million, an increase of $676 million or 19% from the prior year, and adjusted net interest income was $4,159 million, an increase of $638 million or 18%. Adjusted results excluded $38 million of non-trading net interest income related to fair value management actions. Adjusted non-trading net interest income was $3,809 million, an increase of $675 million or 22%, with growth across all operating groups. Trading-related net interest income was $350 million, a decrease of $37 million or 10%.

Average earning assets were $972.9 billion, an increase of $85.6 billion or 10%, primarily due to loan growth, higher securities balances and the impact of a stronger U.S. dollar, partially offset by lower short-term cash balances.

BMO’s overall reported net interest margin of 1.71% increased 14 basis points from the prior year, primarily due to higher margins in our P&C businesses and BMO Wealth Management, and the impact of the adjusting item noted above, partially offset by the impact of lower trading-related activities. Adjusted net interest margin excluding trading-related net interest income and earning assets of 1.83% increased 16 basis points.

Reported non-interest revenue, net of CCPB, was $1,489 million, compared with $3,057 million in the prior year, and adjusted non-interest revenue, net of CCPB, was $2,472 million, compared with $3,057 million in the prior year, primarily due to lower underwriting and advisory revenue reflecting the impact of current market conditions and lower trading revenue, including markdowns on loan underwriting commitments, lower net securities gains, other than trading, and the impact of divestitures.

Gross insurance revenue was $542 million, compared with $1,137 million in the prior year. The decrease was primarily due to changes in the fair value of investments and lower annuity sales. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in policy benefit liabilities, which are discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Q3 2022 vs. Q2 2022

Reported revenue was $6,099 million, compared with $9,318 million in the prior quarter, and reported revenue, net of CCPB, was $5,686 million, compared with $10,126 million in the prior quarter, with the decrease primarily driven by a loss on fair value management actions in the current quarter, compared with a gain in the prior quarter. Adjusted revenue, net of CCPB, increased $68 million or 1%. Results included the impact of three more days in the current quarter.

Revenue increased in our P&C businesses, due to higher net interest income, partially offset by lower non-interest revenue. Revenue decreased in BMO Capital Markets, with lower revenue in both Global Markets and Investment and Corporate Banking, and was relatively unchanged in BMO Wealth Management. On a reported basis, revenue in Corporate Services decreased from the prior quarter, due to the adjusting items noted above, and increased on an adjusted basis.

Reported net interest income increased $295 million or 8% from the prior quarter, and adjusted net interest income increased $379 million or 10%. Adjusted non-trading net interest income increased $436 million or 13%, with growth across all operating groups and three more days in the current quarter. Trading-related net interest income decreased $57 million or 14%.

Average earning assets increased $23.6 billion or 2%, primarily due to loan growth.

BMO’s overall reported net interest margin increased 2 basis points, primarily due to higher margins in our P&C businesses, Corporate Services, and BMO Wealth Management, partially offset by the impact of lower trading-related activities and the adjusting item noted above. Adjusted net interest margin, excluding trading-related net interest income and earning assets, increased 10 basis points.

Reported non-interest revenue, net of CCPB, decreased $4,735 million from the prior quarter, primarily due to lower trading revenue related to fair value management actions, and adjusted non-interest revenue, net of CCPB, decreased $311 million or 11%, primarily due to lower trading revenue and lower underwriting and advisory fee revenue.

Gross insurance revenue increased $1,215 million from the prior quarter, primarily due to changes in the fair value of investments. The increase in insurance revenue was largely offset by changes in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

BMO Financial Group Third Quarter Report 2022  15

Q3 YTD 2022 vs. Q3 YTD 2021

Total reported revenue was $23,140 million, an increase of $2,527 million from the prior year, and reported revenue, net of CCPB, was $23,454 million, an increase of $4,143 million from the prior year. Adjusted revenue, net of CCPB, was $20,303 million, an increase of $1,021 million or 5%. Adjusted revenue excluded the adjusting items noted above.

Revenue increased in our P&C businesses, primarily due to higher net interest income reflecting strong loan growth and higher margins, and higher non-interest revenue. BMO Capital Markets revenue increased, primarily due to higher trading revenue from Global Markets, reflecting the impact of client activity, while revenue in Investment and Corporate Banking was relatively unchanged. Revenue decreased in BMO Wealth Management, as good underlying revenue growth in Traditional Wealth was more than offset by divestitures and lower Insurance revenue. On a reported basis, Corporate Services revenue increased from the prior year, with revenue relatively unchanged on an adjusted basis.

Reported net interest income was $12,118 million, an increase of $1,564 million or 15% from the prior year, and adjusted net interest income was $11,913 million, an increase of $1,359 million or 13%. Adjusted non-trading net interest income was $10,592 million, an increase of $1,352 million or 15%, with growth across all operating groups. Trading-related net interest income was $1,321 million, relatively unchanged from the prior year.

Average earning assets were $965.1 billion, an increase of $74.9 billion or 8%, primarily due to loan growth and higher securities balances.

BMO’s overall reported net interest margin of 1.68% increased 9 basis points from the prior year, primarily due to higher margins in our P&C and wealth businesses and the impact of the adjusting item noted above, partially offset by the impact of trading-related activities. Adjusted net interest margin excluding trading-related interest income and earning assets of 1.75%, increased 10 basis points.

Adjusted non-interest revenue, net of trading and CCPB, was $7,904 million, compared with $8,334 million from the prior year, due to the impact of divestitures.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Gross insurance revenue was $61 million, compared with $1,718 million in the prior year, primarily due to changes in the fair value of investments. The decrease in insurance revenue was largely offset by changes in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

(Canadian $ in millions, except as noted)	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
	Q3-2022	Q2-2022	Q3-2021	Q3-2022	Q2-2022	Q3-2021	Q3-2022	Q2-2022	Q3-2021
Canadian P&C	1,938	1,763	1,660	282,781	272,231	250,980	272	266	262
U.S. P&C	1,278	1,141	1,048	137,169	133,774	119,129	370	350	349
Personal and Commercial Banking (P&C)	3,216	2,904	2,708	419,950	406,005	370,109	304	293	290
All other operating groups and Corporate Services (4)	981	998	813	552,929	543,274	517,122	na	na	na
Total reported	4,197	3,902	3,521	972,879	949,279	887,231	171	169	157
Total adjusted	4,159	3,780	3,521	972,879	949,279	887,231	170	163	157
Trading net interest income and trading assets	350	407	387	148,990	149,747	143,282	na	na	na
Total reported excluding trading net interest income and trading assets	3,847	3,495	3,134	823,889	799,532	743,949	185	179	167
Total adjusted excluding trading net interest income and trading assets	3,809	3,373	3,134	823,889	799,532	743,949	183	173	167
U.S. P&C (US$ in millions)	1,001	900	851	107,372	105,628	96,730	370	350	349

(Canadian $ in millions, except as noted)	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
	YTD-2022		YTD-2021	YTD-2022		YTD-2021	YTD-2022		YTD-2021
Canadian P&C	5,488		4,849	273,270		244,893	269		265
U.S. P&C	3,575		3,194	134,175		121,833	356		350
Personal and Commercial Banking (P&C)	9,063		8,043	407,445		366,726	297		293
All other operating groups and Corporate Services (4)	3,055		2,511	557,675		523,514	na		na
Total reported	12,118		10,554	965,120		890,240	168		159
Total adjusted	11,913		10,554	965,120		890,240	165		159
Trading net interest income and trading assets	1,321		1,314	154,940		144,865	na		na
Total excluding trading net interest income and trading assets	10,797		9,240	810,180		745,375	178		165
Total adjusted excluding trading net interest income and trading assets	10,592		9,240	810,180		745,375	175		165
U.S. P&C (US$ in millions)	2,811		2,544	105,507		97,035	356		350

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income and is non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures and How BMO Reports Operating Group Results sections.

(3)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period.

(4)	For further information on net interest income for these other operating groups and Corporate Services, refer to the Review of Operating Groups’ Performance section.

na – not applicable

16  BMO Financial Group Third Quarter Report 2022

Total Provision for Credit Losses

Q3 2022 vs. Q3 2021

Total provision for credit losses was $136 million, compared with a recovery of the provision for credit losses of $70 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 10 basis points, compared with a recovery of the provision for credit losses ratio of 6 basis points in the prior year. The provision for credit losses on impaired loans was $104 million, an increase of $33 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 8 basis points, compared with 6 basis points in the prior year. There was a $32 million provision for credit losses on performing loans in the current quarter, compared with a $141 million recovery in the prior year. The $32 million provision for credit losses on performing loans in the current quarter reflected a deteriorating economic outlook and balance growth, largely offset by continued reduction in pandemic uncertainty and positive portfolio migration. The $141 million recovery of credit losses in the prior year reflected an improving economic outlook and positive credit migration, partially offset by the impact of the uncertain economic environment on future credit conditions, as well as balance growth.

Q3 2022 vs. Q2 2022

Total provision for credit losses was $136 million, compared with a provision of $50 million in the prior quarter. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 10 basis points, compared with 4 basis points in the prior quarter. The provision for credit losses on impaired loans decreased $16 million from the prior quarter, largely due to higher reversals in BMO Capital Markets and lower provisions in U.S. P&C, partially offset by higher provisions in Canadian P&C. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 8 basis points, compared with 10 basis points in the prior quarter. There was a $32 million provision for credit losses on performing loans in the current quarter, compared with a $70 million recovery in the prior quarter. The $32 million provision for credit losses on performing loans in the current quarter reflected drivers noted above. The $70 million recovery of credit losses on performing loans in the prior quarter reflected reduced uncertainty as a result of the improving pandemic environment, portfolio credit improvement and model changes, partially offset by a deteriorating economic outlook, increased adverse scenario weight and balance growth.

Q3 YTD 2022 vs. Q3 YTD 2021

Total provision for credit losses was $87 million, compared with a provision of $146 million in the prior year. The total provision for credit losses ratio was 2 basis points, compared with 4 basis points in the prior year. The provision for credit losses on impaired loans was $310 million, a decrease of $131 million from the prior year, largely due to lower provisions in Canadian P&C and BMO Capital Markets, partially offset by higher provisions in U.S. P&C. The provision for credit losses on impaired loans ratio was 8 basis points, compared with 13 basis points in the prior year. There was a $223 million recovery of the provision for credit losses on performing loans in the current year, compared with a $295 million recovery in the prior year. The current year largely reflected reduced uncertainty as a result of the improving pandemic environment and portfolio credit improvement, partially offset by a deteriorating economic outlook, balance growth and adoption of a higher adverse scenario weight during the second quarter. The recovery in the prior year was primarily driven by an improving economic outlook and positive credit migration, partially offset by the uncertain environment on future credit conditions, including adoption of a higher adverse scenario weight in the first quarter, a more severe adverse scenario in the second quarter, and balance growth.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q3-2022

Provision for (recovery of) credit losses on impaired loans	104	22	126	2	(22)	(2)	104
Provision for (recovery of) credit losses on performing loans	(15)	46	31	(12)	15	(2)	32
Total provision for (recovery of) credit losses	89	68	157	(10)	(7)	(4)	136

Q2-2022

Provision for (recovery of) credit losses on impaired loans	86	35	121	-	1	(2)	120
Provision for (recovery of) credit losses on performing loans	(32)	(74)	(106)	1	32	3	(70)
Total provision for (recovery of) credit losses	54	(39)	15	1	33	1	50

Q3-2021

Provision for (recovery of) credit losses on impaired loans	100	(9)	91	-	(19)	(1)	71
Provision for (recovery of) credit losses on performing loans	(7)	(53)	(60)	(2)	(75)	(4)	(141)
Total provision for (recovery of) credit losses	93	(62)	31	(2)	(94)	(5)	(70)

YTD-2022

Provision for (recovery of) credit losses on impaired loans	290	60	350	2	(37)	(5)	310
Provision for (recovery of) credit losses on performing loans	(123)	(105)	(228)	(7)	12	-	(223)
Total provision for (recovery of) credit losses	167	(45)	122	(5)	(25)	(5)	87

YTD-2021

Provision for (recovery of) credit losses on impaired loans	404	17	421	3	20	(3)	441
Provision for (recovery of) credit losses on performing loans	(22)	(133)	(155)	(10)	(126)	(4)	(295)
Total provision for (recovery of) credit losses	382	(116)	266	(7)	(106)	(7)	146

Provision for Credit Losses Performance Ratios

	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021
Total PCL-to-average net loans and acceptances (annualized) (%)	0.10	0.04	(0.06)	0.02	0.04
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.08	0.10	0.06	0.08	0.13

BMO Financial Group Third Quarter Report 2022  17

Impaired Loans

Total gross impaired loans (GIL) were $1,954 million, compared with $2,430 million in the prior year, with the largest decrease in impaired loans attributable to the oil and gas industry. GIL decreased $169 million from $2,123 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $341 million, compared with $390 million in the prior year and $333 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021
GIL, beginning of period	2,123	2,219	3,000	2,169	3,638
Classified as impaired during the period	341	333	390	1,136	1,480
Transferred to not impaired during the period	(162)	(132)	(293)	(428)	(668)
Net repayments	(220)	(221)	(488)	(667)	(1,349)
Amounts written-off	(93)	(74)	(159)	(245)	(478)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(34)	(11)	(47)	(45)	(61)
Foreign exchange and other movements	(1)	9	27	34	(132)
GIL, end of period	1,954	2,123	2,430	1,954	2,430
GIL to gross loans and acceptances (%)	0.36	0.41	0.51	0.36	0.51

(1)	GIL excluded purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $413 million, compared with $984 million in the prior year. Results decreased, largely due to changes in the fair value of policy benefit liabilities and the impact of lower annuity sales. CCPB increased $1,221 million from the prior quarter, due to changes in the fair value of policy benefit liabilities. These changes were largely offset in insurance revenue.

On a year-to-date basis, CCPB was negative $314 million, compared with $1,302 million in the prior year, primarily due to changes in the fair value of policy benefit liabilities. These changes were largely offset in insurance revenue.

Non-Interest Expense

Q3 2022 vs. Q3 2021

Reported non-interest expense was $3,859 million, an increase of $175 million or 5% from the prior year, and adjusted non-interest expense was $3,761 million, an increase of $99 million or 3%. Adjusted non-interest expense in both periods excluded the impact of divestiture costs, the amortization of acquisition-related intangible assets, and acquisition and integration costs. The increase in reported expenses included the impact of higher acquisition and integration costs related to the announced acquisition of Bank of the West. Reported and adjusted expenses increased, due to higher computer and equipment costs and employee-related costs, as well as higher advertising and business development costs and professional fees, partially offset by divestitures. The impact of the stronger U.S. dollar increased expenses by approximately 2%.

The reported gross efficiency ratio was 63.3%, compared with 48.7% in the prior year. On a net revenue basis(1), the reported efficiency ratio was 67.9%, compared with 56.0% in the prior year, and the adjusted efficiency ratio was 56.7%, compared with 55.7% in the prior year. Reported gross operating leverage was negative 24.2%. On a net revenue basis, reported operating leverage was negative 18.4% and adjusted operating leverage was negative 1.9%.

Q3 2022 vs. Q2 2022

Reported non-interest expense increased $146 million or 4% from the prior quarter, and adjusted non-interest expense increased $111 million or 3%. The increase in reported expenses included the impact of higher acquisition and integration costs related to the announced acquisition of Bank of the West. Adjusted non-interest expense in both quarters excluded the items noted above. Reported and adjusted expenses increased, due to higher computer and equipment costs, employee-related costs, including higher severance costs and the impact of three more days in the current quarter, partially offset by lower performance-based compensation.

The reported gross efficiency ratio was 63.3%, compared with 39.9% in the prior quarter. On a net revenue basis, the reported efficiency ratio was 67.9%, compared with 36.7% in the prior quarter, and the adjusted efficiency ratio was 56.7%, compared with 55.6% in the prior quarter.

Q3 YTD 2022 vs. Q3 YTD 2021

Reported non-interest expense was $11,418 million, a decrease of $288 million or 2% from the prior year, and adjusted non-interest expense was $11,240 million, an increase of $410 million or 4%. The decrease in reported expenses reflected the write-down of goodwill in the prior year, and the impact of higher acquisition and integration costs, related to the announced acquisition of Bank of the West, in the current year. Adjusted results excluded the items noted above. Results were driven by higher employee-related costs, as well as higher computer and equipment costs, advertising and business development costs, and professional fees, partially offset by divestitures.

The reported efficiency ratio was 49.3%, compared with 56.8% in the prior year, and was 48.7% on a net revenue basis, compared with 60.6% in the prior year. The adjusted efficiency ratio on a net revenue basis was 55.4%, compared with 56.2% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

(1)	This ratio is calculated using revenue and non-interest expense. For further discussion of Revenue, refer to the Revenue section.

18  BMO Financial Group Third Quarter Report 2022

Provision for Income Taxes

The provision for income taxes was $326 million, a decrease of $363 million from the third quarter of 2021, and a decrease of $1,281 million from the second quarter of 2022. The effective tax rate for the current quarter was 19.3%, compared with 23.2% in the third quarter of 2021 and 25.2% in the second quarter of 2022.

The adjusted provision for income taxes was $602 million, a decrease of $92 million from the third quarter of 2021, and a decrease of $74 million from the second quarter of 2022. The adjusted effective tax rate was 22.0% in the current quarter, compared with 23.2% in the third quarter of 2021 and 23.6% in the second quarter of 2022. The change in the reported effective tax rate in the current quarter relative to the third quarter of 2021 and the second quarter of 2022 was primarily due to the impact of lower pre-tax income in the current year. The change in the adjusted effective tax rate in the current quarter relative to the third quarter of 2021 and the second quarter of 2022 was primarily due to earnings mix.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

Balance Sheet

(Canadian $ in millions)	As at July 31, 2022	As at October 31, 2021

Assets

Cash and interest bearing deposits with banks	76,903	101,564
Securities	265,614	232,849
Securities borrowed or purchased under resale agreements	108,391	107,382
Net Loans and Acceptances	535,417	472,283
Derivative instruments	39,717	36,713
Other assets	42,296	37,384
Total assets	1,068,338	988,175

Liabilities and Equity

Deposits	729,385	685,631
Derivative instruments	43,643	30,815
Securities lent or sold under repurchase agreements	100,646	97,556
Other liabilities	120,227	109,757
Subordinated debt	7,443	6,893
Equity	66,994	57,523
Total liabilities and equity	1,068,338	988,175

Total assets were $1,068.3 billion as at July 31, 2022, an increase of $80.2 billion from October 31, 2021. The stronger U.S. dollar increased assets by $15.6 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks decreased $24.7 billion, primarily due to lower balances held with central banks, partially offset by the impact of the stronger U.S. dollar. We reduced central bank cash balances and used the proceeds to purchase U.S. treasury securities, as part of our fair value management actions related to the announced acquisition of Bank of the West. Refer to the Significant Events section for further information on the fair value management actions. Cash balances also declined, in part to fund customer loan growth.

Securities increased $32.8 billion, primarily due to the fair value management actions noted above and the impact of the stronger U.S. dollar.

Securities borrowed or purchased under resale agreements increased $1.0 billion, with the impact of the stronger U.S. dollar and higher client activity in BMO Capital Markets, partially offset by treasury activities in Corporate Services.

Net loans and acceptances increased $63.1 billion. Business and government loans and acceptances increased $45.8 billion, reflecting growth across all operating groups and the impact of the stronger U.S. dollar. Residential mortgages increased $8.3 billion, primarily due to growth in Canadian P&C. Consumer instalment and other personal loans increased $7.2 billion, primarily due to growth in Canadian P&C and BMO Wealth Management, and the impact of the stronger U.S. dollar. Credit card balances increased $1.0 billion, driven by growth in Canadian P&C.

Derivative financial assets increased $3.0 billion, primarily due to an increase in the value of client-driven trading derivatives in BMO Capital Markets, with increases in the fair value of commodities and equity contracts, partially offset by a decrease in the value of foreign exchange contracts.

Other assets increased $4.9 billion, primarily due to higher cash collateral balances posted with counterparties, the impact of the stronger U.S. dollar and an increase in the value of the pension asset, partially offset by the write-down of goodwill related to the sale of our EMEA Asset Management business.

Liabilities increased $70.7 billion from October 31, 2021. The stronger U.S. dollar increased liabilities by $15.2 billion, excluding the impact on derivative financial liabilities.

Deposits increased $43.8 billion, primarily due to higher wholesale funding balances to fund customer loan growth and Global Markets client activity, growth in customer deposits in Canadian P&C and the impact of the stronger U.S. dollar, partially offset by lower source currency commercial deposits in U.S. P&C .

Derivative financial liabilities increased $12.8 billion, primarily due to an increase in the value of client-driven trading derivatives in BMO Capital Markets, with increases in the fair value of equity, interest rate, commodities and foreign exchange contracts.

Securities lent or sold under repurchase agreements increased $3.1 billion, due to the impact of the stronger U.S. dollar and higher client activity in BMO Capital Markets.

Other liabilities increased $10.5 billion, driven by an increase in securities sold but not yet purchased, due to client activity in BMO Capital Markets, higher Federal Home Loan Bank borrowings and the stronger U.S. dollar, partially offset by lower cash collateral received on over-the-counter derivatives, lower insurance-related liabilities and lower acceptances.

Subordinated debt increased $0.6 billion, primarily due to a new issuance in the first quarter, net of a redemption in the current quarter.

BMO Financial Group Third Quarter Report 2022  19

Equity increased $9.5 billion from October 31, 2021, primarily due to higher retained earnings and the March 2022 common share issuance, partially offset by a decrease in accumulated other comprehensive income. Retained earnings increased $6.2 billion, as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments. Common shares increased $3.8 billion, as a result of the public offering related to the announced acquisition of Bank of the West and shares issued under the dividend reinvestment plan. Accumulated other comprehensive income decreased $0.6 billion, primarily due to the impact of higher interest rates on cash flow hedges, partially offset by gains on remeasurement of own credit risk on financial liabilities designated at fair value and the impact of the stronger U.S. dollar on the translation of net foreign operations.

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report.

Third Quarter 2022 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 15.8% as at July 31, 2022, a decrease from 16.0% at the end of the second quarter of 2022, as internal capital generation and common shares issued from treasury under the shareholder dividend reinvestment and share purchase plan (DRIP) were more than offset by higher risk-weighted assets (RWA) and a reduction in the benefit from fair value management actions related to the announced acquisition of Bank of the West. Refer to the Significant Events section for further information on the fair value management actions.

CET1 Capital was $55.5 billion as at July 31, 2022, an increase from $54.8 billion as at April 30, 2022, primarily from internal capital generation and common shares issued under the DRIP, partially offset by the reduced benefit from the fair value management actions noted above.

The bank is subject to a capital floor as prescribed in the Capital Adequacy Requirements (CAR) Guideline of the Office of the Superintendent of Financial Institutions (OSFI). In calculating regulatory capital ratios, there is a requirement to increase total RWA when the capital floor amount calculated under the standardized approach is higher than a similar calculation using the more risk-sensitive advanced approach rules. The capital floor adjustment reflected in our RWA as at July 31, 2022 was $2.5 billion.

RWA were $351.7 billion as at July 31, 2022, an increase from $342.3 billion as at April 30, 2022. RWA were higher, primarily from increased asset size driven by growth in commercial lending.

The bank’s Tier 1 and Total Capital Ratios were 17.3% and 19.4%, respectively, as at July 31, 2022, compared with 17.5% and 19.7%, respectively, as at April 30, 2022, primarily due to the factors impacting the CET1 Ratio.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We may manage the impact of foreign exchange movements on our capital ratios, both based on the current balance sheet and in anticipation of impacts from the announced acquisition of Bank of the West, and did so during the current quarter. Any such activities could also impact our book value and return on equity.

Our Leverage Ratio was 5.3% as at July 31, 2022, a decrease from 5.4% at the end of the second quarter of 2022, due to higher leverage exposures largely from lending growth.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 32.0% and 9.8%, respectively, as at July 31, 2022, compared with 30.7% and 9.5%, respectively, as at April 30, 2022.

Regulatory Capital Developments

On August 18, 2022, OSFI issued Interim arrangements for the regulatory capital and liquidity treatment of cryptoasset exposures, which aims to ensure that federally regulated financial institutions apply a conservative treatment and set prudent limits in relation to their cryptoasset exposures.

On June 22, 2022, OSFI announced that the Domestic Stability Buffer (DSB) will remain at 2.50% of total RWA.

On January 31, 2022, OSFI announced the revised capital, leverage, liquidity and disclosure requirements, reflecting the domestic implementation of the final Basel III banking reforms. Most of these revised rules will take effect in the second quarter of 2023, with those related to market risk and credit valuation adjustment risk taking effect in 2024.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report for a more detailed discussion of regulatory developments.

20  BMO Financial Group Third Quarter Report 2022

Regulatory Capital and TLAC

Regulatory capital requirements for BMO are determined in accordance with OSFI’s CAR Guideline, which is based on the capital standards developed by the Basel Committee on Banking Supervision. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information see the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report.

OSFI’s capital and TLAC requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at July 31, 2022
Common Equity Tier 1 Ratio	4.5%	3.5%	2.5%	10.5%	15.8%
Tier 1 Capital Ratio	6.0%	3.5%	2.5%	12.0%	17.3%
Total Capital Ratio	8.0%	3.5%	2.5%	14.0%	19.4%
TLAC Ratio (3)	21.5%	na	2.5%	24.0%	32.0%
Leverage Ratio	3.0%	na	na	3.0%	5.3%
TLAC Leverage Ratio (3)	6.75%	na	na	6.75%	9.8%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for domestic systemically important banks (D-SIBs) and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the third quarter of 2022). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 2.5% as at July 31, 2022. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. The Bank may be required to hold Pillar 2 buffers in addition to the DSB.

(3)	Effective November 1, 2021.

na – not applicable

Regulatory Capital and TLAC Position (1)

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q4-2021
Gross common equity (1)	61,286	59,884	51,965
Regulatory adjustments applied to common equity	(5,822)	(5,109)	(7,474)
Common Equity Tier 1 capital (CET1)	55,464	54,775	44,491
Additional Tier 1 eligible capital (2)	5,308	5,208	5,558
Regulatory adjustments applied to Tier 1	(88)	(84)	(83)
Additional Tier 1 capital (AT1)	5,220	5,124	5,475
Tier 1 capital (T1 = CET1 + AT1)	60,684	59,899	49,966
Tier 2 eligible capital (3)	7,499	7,490	7,286
Regulatory adjustments applied to Tier 2	(50)	(51)	(51)
Tier 2 capital (T2)	7,449	7,439	7,235
Total capital (TC = T1 + T2)	68,133	67,338	57,201
Other TLAC Instruments (4)	44,568	37,889	33,238
Adjustments applied to Other TLAC	(167)	(87)	(86)
Other TLAC available after adjustments	44,401	37,802	33,152
TLAC	112,534	105,140	90,353
Risk-weighted Assets (5)	351,711	342,287	325,433
Leverage Ratio Exposures	1,144,101	1,111,094	976,690
Capital ratios (%)
CET1 Ratio	15.8	16.0	13.7
Tier 1 Capital Ratio	17.3	17.5	15.4
Total Capital Ratio	19.4	19.7	17.6
TLAC Ratio	32.0	30.7	27.8
Leverage Ratio	5.3	5.4	5.1
TLAC Leverage Ratio	9.8	9.5	9.3

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)	For institutions using advanced approach for credit risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

BMO Financial Group Third Quarter Report 2022  21

Outstanding Shares and Securities Convertible into Common Shares (1)

As at July 31, 2022	Number of shares or dollar amount (in millions)

Common shares (2)	674.4

Class B Preferred shares*

Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 42	$400
Series 44	$400
Series 46	$350
Series 50	$500

Other Equity Instruments*

4.800% Additional Tier 1 Capital Notes	US$500
4.300% Limited Recourse Capital Notes, Series 1 (LRCNs)	$1,250
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)	$750

Medium-Term Notes*

3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850
Series J - First Tranche	$1,000
Series J - Second Tranche	$1,250
Series K – First Tranche	$1,000
3.088% Subordinated Notes due 2037	US$1,250

Stock options

Vested	2.7
Non-vested	3.3

* Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Series 48 and Preferred Shares Series 49 for Series 1 and Series 2 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(1)

Details on the Medium-Term Notes are outlined in Note 15 to the audited consolidated financial statements of BMO’s 2021 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 to the unaudited interim consolidated financial statements and Note 16 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report.

(2)	Common Shares included 158,256 treasury shares.

Other Capital Developments

During the quarter, 2.8 million common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.

On August 25, 2022, we redeemed all our outstanding 16 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 42 Non-Viability Contingent Capital (NVCC) for an aggregate total of $400 million.

On July 27, 2022, we completed the domestic public offering of $500 million Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares, Series 50 (NVCC).

On June 1, 2022, we redeemed all our outstanding $850 million subordinated debentures, Series I Medium-Term Notes Second Tranche (NVCC) at par, together with accrued and unpaid interest to, but excluding the date fixed for redemption.

On May 25, 2022, we redeemed all our outstanding 20 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 40 (NVCC) for an aggregate total of $500 million.

On March 29, 2022, we completed a public offering of 20,843,750 common shares for $3,106 million to finance a portion of the purchase price for the announced acquisition of Bank of the West.

On February 25, 2022, we redeemed all our outstanding 24 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 38 (NVCC) for an aggregate total of $600 million.

On January 10, 2022, we completed our U.S. public offering of US$1.25 billion of 3.088% Subordinated Notes (NVCC), due in 2037, through our U.S. Medium-Term Note Program.

On December 3, 2021, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to purchase for cancellation up to 22.5 million of our common shares under a normal course issuer bid. Together with the announcement of the acquisition of Bank of the West, we noted that we would not proceed with establishing a normal course issuer bid and do not expect to repurchase shares prior to the closing of the acquisition.

Under Canada’s Bank Recapitalization (Bail-In) Regime, eligible senior debt issued on, or after September 23, 2018, is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares. This statutory conversion supplements NVCC instruments, which must be converted in full, prior to the conversion of bail-in debt.

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.4 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

22  BMO Financial Group Third Quarter Report 2022

Dividends

On August 30, 2022, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.39 per share, unchanged from the prior quarter, and an increase of $0.33 or 31% from the prior year. The dividend is payable on November 28, 2022 to shareholders of record on November 1, 2022. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”).

On January 10, 2022, we announced the offering of a 2% discount on the common shares issued from treasury under the dividend reinvestment feature of the Plan. Commencing with the common share dividend declared for the first quarter of 2022, and subsequently until further notice, common shares under the Plan will be issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the Plan. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2022  23

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations within Corporate Services. Operating segment results include treasury-related allocations in revenue, non-interest expense allocations from Corporate Units and Technology and Operations (T&O) and allocated capital.

BMO employs funds transfer pricing and liquidity transfer pricing between Treasury and the operating segments to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements and facilitate the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, to align with our interest rate, liquidity, and funding risk management practices.

The costs of Corporate Units and Technology and Operations services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses that are not directly attributable to a specific operating segment are allocated across the operating segments, reasonably reflective of the level of support provided to each operating segment. We review these expense allocation methodologies periodically.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.

Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities. Effective the first quarter of 2022, business banking loans, deposits and revenue have been reclassified from Commercial Banking to Personal and Business Banking within Canadian P&C, to align with our organizational structure. In addition, certain expense allocations were updated to better align with current experience. Prior periods have been reclassified to conform with current period’s presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent pre-tax basis in order to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021
Net interest income (teb) (2)	3,216	2,904	2,708	9,063	8,043
Non-interest revenue	889	935	885	2,807	2,568
Total revenue (teb)	4,105	3,839	3,593	11,870	10,611
Provision for (recovery of) credit losses on impaired loans	126	121	91	350	421
Provision for (recovery of) credit losses on performing loans	31	(106)	(60)	(228)	(155)
Total provision for credit losses	157	15	31	122	266
Non-interest expense	1,906	1,785	1,721	5,427	4,985
Income before income taxes	2,042	2,039	1,841	6,321	5,360
Provision for income taxes (teb)	509	511	463	1,575	1,338
Reported net income	1,533	1,528	1,378	4,746	4,022
Amortization of acquisition-related intangible assets (3)	1	2	6	4	19
Adjusted net income	1,534	1,530	1,384	4,750	4,041

(1)	Adjusted results and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis amounts of $6 million in each of Q3-2022, Q2-2022 and Q3-2021; $18 million for YTD-2022 and $19 million for YTD-2021 are recorded in net interest income.
(3)

Amortization of acquisition-related intangible assets pre-tax amounts for Total P&C of $1 million in Q3-2022, $2 million in Q2-2022, and $9 million in Q3-2021; $5 million for YTD-2022 and $26 million for YTD-2021 are recorded in non-interest expense.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,533 million, an increase of $155 million or 11% from the prior year. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

24  BMO Financial Group Third Quarter Report 2022

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021
Net interest income	1,938	1,763	1,660	5,488	4,849
Non-interest revenue	591	622	580	1,833	1,633
Total revenue	2,529	2,385	2,240	7,321	6,482
Provision for credit losses on impaired loans	104	86	100	290	404
Provision for (recovery of) credit losses on performing loans	(15)	(32)	(7)	(123)	(22)
Total provision for credit losses	89	54	93	167	382
Non-interest expense	1,134	1,060	1,028	3,218	2,919
Income before income taxes	1,306	1,271	1,119	3,936	3,181
Provision for income taxes	341	331	291	1,027	826
Reported net income	965	940	828	2,909	2,355
Amortization of acquisition-related intangible assets (2)	-	1	-	1	1
Adjusted net income	965	941	828	2,910	2,356
Adjusted non-interest expense	1,134	1,059	1,027	3,217	2,917
Personal and Business revenue	1,770	1,657	1,557	5,104	4,551
Commercial Banking revenue	759	728	683	2,217	1,931
Net income growth (%)	16.6	20.9	160.3	23.5	71.3
Revenue growth (%)	12.9	11.3	14.2	12.9	8.0
Non-interest expense growth (%)	10.3	11.1	6.6	10.3	(0.4)
Adjusted non-interest expense growth (%)	10.3	11.1	6.6	10.3	(0.4)
Return on equity (%) (3)	32.0	32.5	29.1	33.0	27.9
Adjusted return on equity (%) (3)	32.0	32.5	29.1	33.0	27.9
Operating leverage (%)	2.6	0.2	7.6	2.6	8.4
Adjusted operating leverage (%)	2.6	0.2	7.6	2.6	8.4
Efficiency ratio (%)	44.8	44.5	45.9	44.0	45.0
Net interest margin on average earning assets (%)	2.72	2.66	2.62	2.69	2.65
Average earning assets	282,781	272,231	250,980	273,270	244,893
Average gross loans and acceptances	295,167	284,717	264,585	285,661	258,756
Average deposits	246,832	237,565	227,029	240,305	223,262

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Amortization of acquisition-related intangible assets pre-tax amount of $nil in Q3-2022, $1 million in both Q2-2022 and Q3-2021; $1 million for YTD-2022 and $2 million for YTD-2021 are recorded in non-interest expense.

(3)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q3 2022 vs. Q3 2021

Canadian P&C reported net income was $965 million, an increase of $137 million or 17% from the prior year.

Total revenue was $2,529 million, an increase of $289 million or 13% from the prior year. Net interest income increased $278 million or 17%, due to higher loan and deposit balances, and higher margins. Non-interest revenue increased $11 million or 2%, driven by higher card-related and deposit revenue, partially offset by lower gains on investments in our commercial business. Net interest margin of 2.72% increased 10 basis points from the prior year, primarily driven by higher deposit margins reflecting the impact of the higher rate environment, partially offset by lower loan margins.

Personal and Business Banking revenue increased $213 million or 14%, due to higher net interest income and higher non-interest revenue. Commercial Banking revenue increased $76 million or 11%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $89 million, a decrease of $4 million from the prior year. The provision for credit losses on impaired loans was $104 million, an increase of $4 million, due to higher provisions in Commercial Banking, partially offset by lower provisions in Personal and Business Banking. There was a $15 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $7 million in the prior year.

Non-interest expense was $1,134 million, an increase of $106 million or 10% from the prior year, reflecting investments in the business, including expanded sales force and technology costs.

Average gross loans and acceptances increased $30.6 billion or 12% from the prior year to $295.2 billion. Personal and Business Banking loan balances increased 9%, Commercial Banking loan balances increased 16% and credit card balances increased 19%. Average deposits increased $19.8 billion or 9% to $246.8 billion. Commercial Banking deposits increased 11% and Personal and Business Banking deposits increased 8%, with growth in chequing and savings account deposits and term deposits.

BMO Financial Group Third Quarter Report 2022  25

Q3 2022 vs. Q2 2022

Reported net income increased $25 million or 3% from the prior quarter.

Total revenue increased $144 million or 6% from the prior quarter. Net interest income increased $175 million or 10%, due to higher loan and deposit balances, the impact of three more days in the current quarter and higher margins. Non-interest revenue decreased $31 million or 5%, primarily due to lower gains on investments in our commercial business and lower card-related revenue. Net interest margin of 2.72% increased 6 basis points from the prior quarter, primarily due to higher deposit margins, partially offset by lower loan margins.

Personal and Business Banking revenue increased $113 million or 7%, and Commercial Banking revenue increased $31 million or 4%, both due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $89 million, an increase of $35 million from the prior quarter. The provision for credit losses on impaired loans increased $18 million, largely due to higher Personal and Business Banking provisions. There was a $15 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $32 million in the prior quarter.

Non-interest expense increased $74 million or 7% from the prior quarter, reflecting investments in the business, including higher technology, sales force and marketing costs, and the impact of three more days in the current quarter.

Average gross loans and acceptances increased $10.5 billion or 4% from the prior quarter. Personal and Business Banking loan balances increased 3% and Commercial Banking loan balances increased 4%, while credit card balances increased 9%. Average deposits increased $9.3 billion or 4% from the prior quarter. Commercial Banking deposits increased 4% and Personal and Business Banking deposits increased 4%, with strong growth in term deposits.

Q3 YTD 2022 vs. Q3 YTD 2021

Reported net income was $2,909 million, an increase of $554 million or 24%, and adjusted net income was $2,910 million, an increase of $554 million or 24% from the prior year.

Total revenue was $7,321 million, an increase of $839 million or 13% from the prior year. Net interest income increased $639 million or 13%, due to higher loan and deposit balances, and higher margins. Non-interest revenue increased $200 million or 12%, primarily driven by higher card-related and deposit revenue. Net interest margin of 2.69% increased 4 basis points from the prior year, primarily driven by higher deposit margins, partially offset by lower loan margins.

Personal and Business Banking revenue increased $553 million or 12%, and Commercial Banking revenue increased $286 million or 15%, both due to higher net interest income and higher non-interest revenue.

Total provision for credit losses was $167 million, a decrease of $215 million from the prior year. The provision for credit losses on impaired loans was $290 million, a decrease of $114 million, due to lower Commercial Banking and Personal and Business Banking provisions. There was a $123 million recovery of the provision for credit losses on performing loans in the current year, compared with a recovery of $22 million in the prior year.

Non-interest expense increased $299 million or 10% from the prior year, reflecting investments in the business, including expanded sales force and technology costs.

Average gross loans and acceptances increased $26.9 billion or 10% from the prior year. Personal and Business Banking loan balances increased 9%, Commercial Banking loan balances increased 13% and credit card balances increased 13%. Average deposits increased $17.0 billion or 8%, with 13% growth in Commercial Banking deposits and a 5% increase in Personal and Business Banking deposits, as continued strong growth in chequing and savings account deposits was partially offset by a decline in term deposits.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

26  BMO Financial Group Third Quarter Report 2022

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021
Net interest income (teb) (2)	1,278	1,141	1,048	3,575	3,194
Non-interest revenue	298	313	305	974	935
Total revenue (teb)	1,576	1,454	1,353	4,549	4,129
Provision for (recovery of) credit losses on impaired loans	22	35	(9)	60	17
Provision for (recovery of) credit losses on performing loans	46	(74)	(53)	(105)	(133)
Total provision for credit losses	68	(39)	(62)	(45)	(116)
Non-interest expense	772	725	693	2,209	2,066
Income before income taxes	736	768	722	2,385	2,179
Provision for income taxes (teb)	168	180	172	548	512
Reported net income	568	588	550	1,837	1,667
Amortization of acquisition-related intangible assets (3)	1	1	6	3	18
Adjusted net income	569	589	556	1,840	1,685
Adjusted non-interest expense	771	724	685	2,205	2,042
Net income growth (%)	3.2	9.3	102.4	10.2	70.2
Adjusted net income growth (%)	2.3	8.3	97.5	9.2	67.0
Revenue growth (%)	16.5	6.5	(3.4)	10.2	(1.7)
Non-interest expense growth (%)	11.5	5.8	(6.4)	6.9	(9.9)
Adjusted non-interest expense growth (%)	12.5	6.9	(5.8)	7.9	(9.4)
Average earning assets	137,169	133,774	119,129	134,175	121,833
Average gross loans and acceptances	131,878	127,677	113,005	128,240	115,711
Average net loans and acceptances	131,070	126,893	112,030	127,422	114,664
Average deposits	142,865	144,244	137,556	144,549	137,993

(US$ equivalent in millions)
Net interest income (teb) (4)	1,001	900	851	2,811	2,544
Non-interest revenue	233	247	247	766	745
Total revenue (teb)	1,234	1,147	1,098	3,577	3,289
Provision for (recovery of) credit losses on impaired loans	17	27	(6)	47	13
Provision for (recovery of) credit losses on performing loans	36	(57)	(43)	(82)	(106)
Total provision for (recovery of) credit losses	53	(30)	(49)	(35)	(93)
Non-interest expense	604	572	562	1,736	1,646
Income before income taxes	577	605	585	1,876	1,736
Provision for income taxes (teb)	132	141	140	431	408
Reported net income	445	464	445	1,445	1,328
Amortization of acquisition-related intangible assets (5)	1	1	5	3	15
Adjusted net income	446	465	450	1,448	1,343
Adjusted non-interest expense	603	570	555	1,732	1,626

Key Performance Metrics and Drivers (US$ basis)

Personal and Business Banking revenue	363	318	328	1,018	989
Commercial Banking revenue	871	829	770	2,559	2,300
Net income growth (%)	(0.2)	7.7	124.2	8.8	83.3
Adjusted net income growth (%)	(1.1)	6.7	118.6	7.8	79.8
Revenue growth (%)	12.4	5.2	6.5	8.8	5.9
Non-interest expense growth (%)	7.4	4.5	3.3	5.5	(3.0)
Adjusted non-interest expense growth (%)	8.5	5.5	3.9	6.5	(2.4)
Return on equity (%) (6)	16.5	17.3	16.2	17.8	16.1
Adjusted return on equity (%) (6)	16.6	17.3	16.4	17.8	16.3
Operating leverage (teb) (%)	5.0	0.7	3.2	3.3	8.9
Adjusted operating leverage (teb) (%)	3.9	(0.3)	2.6	2.3	8.3
Efficiency ratio (teb) (%)	49.0	49.8	51.2	48.5	50.1
Adjusted efficiency ratio (teb) (%)	48.9	49.7	50.6	48.4	49.5
Net interest margin on average earning assets (teb) (%)	3.70	3.50	3.49	3.56	3.50
Average earning assets	107,372	105,628	96,730	105,507	97,035
Average gross loans and acceptances	103,231	100,809	91,758	100,838	92,158
Average deposits	111,836	113,896	111,693	113,670	109,934

(1)	Adjusted results and ratios, and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis amounts of $6 million in each of Q3-2022, Q2-2022, and Q3-2021; $18 million for YTD-2022 and $19 million for YTD-2021 are recorded in net interest income.
(3)

Amortization of acquisition-related intangible assets pre-tax amounts of $1 million in both Q3-2022 and Q2-2022, and $8 million Q3-2021; $4 million for YTD-2022 and $24 million for YTD-2021 are recorded in non-interest expense.

(4)

Taxable equivalent basis amounts of US$5 million in Q3-2022, US$4 million in Q2-2022, and US$5 million in Q3-2021; US$14 million for YTD-2022 and US$15 million for YTD-2021 are recorded in net interest income.

(5)

Amortization of acquisition-related intangible assets pre-tax amounts of US$1 million in Q3-2022, US$2 million in Q2-2022, and US$7 million in Q3-2021; US$4 million for YTD-2022 and US$20 million for YTD-2021 are recorded in non-interest expense.

(6)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q3 2022 vs. Q3 2021

U.S. P&C reported net income was $568 million, an increase of $18 million or 3% from the prior year. The impact of the stronger U.S. dollar increased growth in net income by 3%, revenue by 5%, and expenses by 4%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $445 million, unchanged from the prior year.

Total revenue was $1,234 million, an increase of $136 million or 12% from the prior year. Net interest income increased $150 million or 18%, primarily due to higher margins and loan balances, partially offset by lower Paycheck Protection Program (PPP)(1) revenue and lower loan margins. Non-interest revenue decreased $14 million or 6%, primarily due to lower operating lease revenue. Net interest margin of 3.70% increased 21 basis points, primarily due to higher deposit margins reflecting the impact of the higher rate environment, partially offset by loans growing faster than deposits and lower loan margins.

(1)	The U.S. Small Business Administration Paycheck Protection Program is a government relief program to support businesses facing economic hardship caused by the COVID-19 pandemic.

BMO Financial Group Third Quarter Report 2022  27

Personal and Business Banking revenue increased $35 million or 11%, due to higher net interest income, partially offset by lower non-interest revenue. Commercial Banking revenue increased $101 million or 13%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $53 million, compared with a recovery of $49 million in the prior year. The provision for credit losses on impaired loans was $17 million, an increase of $23 million, primarily due to higher Commercial Banking provisions, compared with a recovery in the prior year. There was a $36 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $43 million in the prior year.

Non-interest expense was $604 million, an increase of $42 million or 7% from the prior year, primarily due to higher employee-related and technology costs.

Average gross loans and acceptances increased $11.5 billion or 13% from the prior year to $103.2 billion. The reduction in PPP loans reduced loan growth by 4%. Commercial Banking loan balances increased 15%, while Personal and Business Banking loan balances were relatively unchanged. Average deposits were relatively unchanged, with higher Personal and Business Banking deposits largely offset by lower Commercial Banking deposits.

Q3 2022 vs. Q2 2022

Reported net income decreased $20 million or 4% from the prior quarter. The impact of the stronger U.S. dollar increased both revenue and expense growth by 1%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income decreased $19 million or 4% from the prior quarter.

Total revenue increased $87 million or 7% from the prior quarter. Net interest income increased $101 million or 11%, primarily due to higher margins, the impact of three more days in the current quarter and increased loan balances. Non-interest revenue decreased $14 million or 6% from the prior quarter, primarily due to lower operating lease revenue. Net interest margin of 3.70% increased 20 basis points from the prior quarter, driven by higher deposit margins, partially offset by lower loan margins and the impact of loans growing faster than deposits.

Personal and Business Banking revenue increased $45 million or 14%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $42 million or 5%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $53 million, compared with a recovery of $30 million in the prior quarter. The provision for credit losses on impaired loans decreased $10 million, due to lower Commercial Banking provisions. There was a $36 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $57 million in the prior quarter.

Non-interest expense increased $32 million or 6% from prior quarter, primarily due to higher employee-related and technology costs.

Average gross loans and acceptances increased $2.4 billion or 2% from the prior quarter. Commercial Banking loan balances increased 3% and Personal and Business Banking loan balances were up 1%. Average deposits decreased $2.1 billion or 2% to $111.8 billion. Commercial Banking deposits decreased 3% and Personal and Business Banking deposits were down 1%.

Q3 YTD 2022 vs. Q3 YTD 2021

Reported net income was $1,837 million, an increase of $170 million or 10% from the prior year. The impact of the stronger U.S. dollar increased net income, revenue, and expense growth by 1%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $1,445 million, an increase of $117 million or 9% from the prior year.

Total revenue was $3,577 million, an increase of $288 million or 9% from the prior year. Net interest income increased $267 million or 11%, primarily due to increased loan and deposit balances and higher margins, partially offset by lower PPP-related revenue. Non-interest revenue increased $21 million or 3%, due to higher lending and underwriting and advisory revenue, partially offset by lower operating lease revenue and mortgage fee revenue. Net interest margin of 3.56% increased 6 basis points, primarily due to higher deposit and loan margins, partially offset by loans growing faster than deposits.

Personal and Business Banking revenue increased $29 million or 3%, due to higher net interest income, partially offset by lower non-interest revenue. Commercial Banking revenue increased $259 million or 11%, due to higher net interest income and non-interest revenue.

Total recovery of the provision for credit losses was $35 million, compared with a recovery of $93 million in the prior year. The provision for credit losses on impaired loans was $47 million, an increase of $34 million, largely due to higher Commercial Banking provisions, partially offset by lower Personal and Business Banking provisions. There was an $82 million recovery of the provision for credit losses on performing loans in the current year, compared with a recovery of $106 million in the prior year.

Non-interest expense was $1,736 million, an increase of $90 million or 5% from the prior year, reflecting investments in the business, including higher employee-related and technology costs, partially offset by lower depreciation costs on leasing assets.

Average gross loans and acceptances increased $8.7 billion or 9% from the prior year to $100.8 billion. Commercial loan balances increased 11% and Personal and Business Banking balances were relatively unchanged. Average total deposits increased $3.7 billion or 3% to $113.7 billion, with 5% growth in Commercial Banking deposits and 1% growth in Personal and Business Banking deposits.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

28  BMO Financial Group Third Quarter Report 2022

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021

Net interest income	314	278	247	864	723
Non-interest revenue	1,391	206	2,180	2,730	4,795
Total revenue	1,705	484	2,427	3,594	5,518
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	413	(808)	984	(314)	1,302
Revenue, net of CCPB	1,292	1,292	1,443	3,908	4,216
Provision for (recovery of) credit losses on impaired loans	2	-	-	2	3
Provision for (recovery of) credit losses on performing loans	(12)	1	(2)	(7)	(10)
Total provision for (recovery of) credit losses	(10)	1	(2)	(5)	(7)
Non-interest expense	881	874	944	2,663	2,853
Income before income taxes	421	417	501	1,250	1,370
Provision for income taxes	97	103	122	297	333
Reported net income	324	314	379	953	1,037
Amortization of acquisition-related intangible assets (2)	1	1	5	3	20
Adjusted net income	325	315	384	956	1,057
Adjusted non-interest expense	880	872	939	2,659	2,828
Traditional Wealth businesses reported net income	263	247	300	771	822
Traditional Wealth businesses adjusted net income	264	248	305	774	842
Insurance reported net income (loss)	61	67	79	182	215
Insurance adjusted net income (loss)	61	67	79	182	215
Net income growth (%)	(14.4)	(2.5)	19.2	(8.1)	47.0
Adjusted net income growth (%)	(15.1)	(4.5)	17.4	(9.5)	44.4
Revenue growth (%)	(29.7)	(56.6)	(2.4)	(34.9)	2.2
Revenue growth, net of CCPB (%)	(10.4)	(7.5)	11.1	(7.3)	14.2
Adjusted CCPB	413	(808)	984	(314)	1,302
Revenue growth, net of adjusted CCPB (%)	(10.4)	(7.5)	11.1	(7.3)	14.2
Non-interest expense growth (%)	(6.6)	(10.1)	8.6	(6.7)	4.4
Adjusted non-interest expense growth (%)	(6.2)	(9.3)	9.3	(6.0)	4.7
Return on equity (%) (3)	24.3	24.2	26.9	24.2	23.0
Adjusted return on equity (%) (3)	24.4	24.2	27.2	24.2	23.5
Operating leverage, net of CCPB (%)	(3.8)	2.6	2.5	(0.6)	9.8
Adjusted operating leverage, net of CCPB (%)	(4.2)	1.8	1.8	(1.3)	9.5
Reported efficiency ratio (%)	51.7	180.5	38.9	74.1	51.7
Reported efficiency ratio, net of CCPB (%)	68.3	67.6	65.5	68.2	67.7
Adjusted efficiency ratio (%)	51.6	180.3	38.7	74.0	51.3
Adjusted efficiency ratio, net of CCPB (%)	68.2	67.5	65.2	68.1	67.1
Assets under management	310,469	312,452	526,542	310,469	526,542
Assets under administration (4)	419,901	425,383	457,964	419,901	457,964
Average assets	50,774	49,735	48,053	50,008	47,761
Average gross loans and acceptances	34,842	33,206	29,040	33,322	28,436
Average deposits	55,456	56,750	50,054	55,747	50,265

US Business Select Financial Data (US$ in millions)

Total revenue	142	139	154	431	463
Non-interest expense	112	109	120	342	361
Reported net income	28	21	27	71	79
Adjusted non-interest expense	111	108	119	339	356
Adjusted net income	29	21	28	73	82
Average gross loans and acceptances	6,197	5,712	4,980	5,774	4,805
Average deposits	7,265	7,826	6,995	7,666	7,248

(1)	Revenue measures, net of CCPB, adjusted results and ratios, in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Amortization of acquisition-related intangible assets pre-tax amounts of $1 million in Q3-2022, $2 million in Q2-2022, and $5 million in Q3-2021; $4 million for YTD-2022 and $25 million for YTD-2021 are recorded in non-interest expense.

(3)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.
(4)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q3 2022 vs. Q3 2021

BMO Wealth Management reported net income was $324 million, compared with $379 million in the prior year. Traditional Wealth reported net income was $263 million, a decrease of $37 million or 12% from the prior year and Insurance net income was $61 million, a decrease of $18 million or 23%. Divestitures reduced growth in reported net income by 3% and in assets under management by 41%.

Total revenue was $1,705 million, compared with $2,427 million in the prior year. Revenue, net of CCPB, was $1,292 million, a decrease of $151 million or 10%. Revenue in Traditional Wealth was $1,182 million, a decrease of $127 million or 10%, as the impact of divestitures and weaker global markets were partially offset by underlying revenue growth of 3%, driven by higher net interest income from strong deposit and loan growth and higher margins. Insurance revenue, net of CCPB, was $110 million, a decrease of $24 million or 17% from the prior year, primarily due to the impact of unfavourable market movements and a lower benefit from changes in investments to improve asset liability management in the current quarter, relative to the prior year.

Non-interest expense was $881 million, a decrease of $63 million or 7%, as continued investments in the business, including higher sales force and technology costs, were more than offset by divestitures.

Assets under management decreased $216.1 billion or 41%, and assets under administration decreased $38.1 billion or 8% from the prior year, primarily due to divestitures, attrition of low-yielding assets and weaker global markets, partially offset by higher underlying net new client assets and favourable foreign exchange rate movements. Average gross loans increased 20% and average deposits increased 11%.

BMO Financial Group Third Quarter Report 2022  29

Q3 2022 vs. Q2 2022

Reported net income increased $10 million or 3% from the prior quarter. Traditional Wealth reported net income increased $16 million or 6% and Insurance net income decreased $6 million or 9%.

Total revenue was $1,705 million, an increase of $1,221 million. Revenue, net of CCPB, was unchanged quarter-over-quarter. Traditional Wealth revenue increased $7 million or 1%, due to the impact of three more days in the current quarter and higher net interest income from higher margins, partially offset by the impact of weaker global markets and lower Canadian brokerage transaction and foreign exchange revenue. Insurance revenue, net of CCPB, decreased $7 million or 6%, primarily due to the impact of unfavourable market movements in the current quarter, partially offset by benefits from changes in investments to improve asset liability management.

Non-interest expense increased $7 million or 1%, primarily due to continued investments in the business, the impact of three more days in the quarter, partially offset by lower revenue-based costs.

Assets under management decreased $2.0 billion and assets under administration decreased $5.5 billion, both decreasing 1% from the prior quarter, primarily due to weaker global markets, partially offset by growth in net new client assets. Average gross loans increased 5%, and average deposits decreased 2%.

Q3 YTD 2022 vs. Q3 YTD 2021

Reported net income was $953 million, compared with $1,037 million in the prior year. Traditional Wealth reported net income was $771 million, a decrease of $51 million or 6%. Insurance net income was $182 million, a decrease of $33 million or 16% from the prior year. Divestitures reduced growth in reported net income by 1%.

Total revenue was $3,594 million, compared with $5,518 million in the prior year. Revenue, net of CCPB, was $3,908 million, a decrease of $308 million or 7%. Revenue in Traditional Wealth was $3,588 million, a decrease of $258 million or 7%, with good revenue growth of 6% from higher net interest income from strong deposit and loan growth, higher margins and higher average client assets, more than offset by divestitures and elevated online brokerage transaction revenue in the prior year. Insurance revenue, net of CCPB, was $320 million, a decrease of $50 million or 13% from the prior year, primarily due to less favourable market movements in the current year and a lower benefit from changes in investments to improve asset liability management relative to the prior year.

Non-interest expense was $2,663 million, a decrease of $190 million or 7%, as investments in the business, including higher technology, sales force and marketing costs, and higher revenue-based costs, were more than offset by divestitures and a legal provision in the prior year.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

30  BMO Financial Group Third Quarter Report 2022

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021
Net interest income (teb) (2)	750	745	696	2,419	2,242
Non-interest revenue	514	819	888	2,348	2,454
Total revenue (teb)	1,264	1,564	1,584	4,767	4,696
Provision for (recovery of) credit losses on impaired loans	(22)	1	(19)	(37)	20
Provision for (recovery of) credit losses on performing loans	15	32	(75)	12	(126)
Total provision for credit losses	(7)	33	(94)	(25)	(106)
Non-interest expense	920	929	925	2,890	2,653
Income (loss) before income taxes	351	602	753	1,902	2,149
Provision for (recovery of) income taxes (teb)	89	154	200	487	560
Reported net income	262	448	553	1,415	1,589
Acquisition integration costs (3)	1	2	2	6	6
Amortization of acquisition-related intangible assets (4)	3	3	4	10	13
Adjusted net income	266	453	559	1,431	1,608
Adjusted non-interest expense	913	923	917	2,868	2,628
Global Markets revenue	813	928	881	2,912	2,831
Investment and Corporate Banking revenue	451	636	703	1,855	1,865
Net income growth (%)	(52.6)	(19.7)	29.5	(11.0)	123.2
Adjusted net income growth (%)	(52.2)	(19.7)	28.3	(11.0)	119.5
Revenue growth (%)	(20.1)	1.6	3.7	1.5	19.0
Non-interest expense growth (%)	(0.5)	10.3	12.4	8.9	9.2
Adjusted non-interest expense growth (%)	(0.5)	10.6	13.3	9.1	9.5
Return on equity (%) (5)	8.5	15.8	20.1	16.2	19.0
Adjusted return on equity (%) (5)	8.7	16.0	20.3	16.4	19.3
Operating leverage (teb) (%)	(19.6)	(8.7)	(8.7)	(7.4)	9.8
Adjusted operating leverage (teb) (%)	(19.6)	(9.0)	(9.6)	(7.6)	9.5
Efficiency ratio (teb) (%)	72.7	59.4	58.4	60.6	56.5
Adjusted efficiency ratio (teb) (%)	72.2	59.0	57.9	60.1	56.0
Average assets	398,282	388,901	367,900	398,394	371,046
Average gross loans and acceptances	64,264	59,158	56,981	60,462	59,565

U.S. Business Select Financial Data (US$ in millions)

Total revenue (teb)	381	533	588	1,591	1,823
Non-interest expense	341	363	349	1,071	1,007
Reported net income	24	119	213	404	631
Adjusted non-interest expense	336	358	343	1,055	988
Adjusted net income	28	124	217	417	645
Average assets	142,751	139,024	127,851	142,403	124,209
Average gross loans and acceptances	25,627	24,265	24,670	24,598	25,501

(1)	Adjusted results and ratios, and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures.
(2)

Taxable equivalent basis amounts of $61 million in Q3-2022, $60 million in Q2-2022, and $71 million in Q3-2021; $185 million for YTD-2022 and $219 million for YTD-2021 are recorded in net interest income.

(3)

Clearpool acquisition pre-tax integration costs of $2 million in both Q3-2022 and Q2-2022, and $8 million for YTD-2022, and KGS-Alpha and Clearpool acquisition pre-tax integration costs of $3 million in Q3-2021 and $8 million in YTD-2021 are recorded in non-interest expense.

(4)

Amortization of acquisition-related intangible assets pre-tax amounts of $5 million in Q3-2022, $4 million in Q2-2022, and $5 million in Q3-2021; $14 million for YTD-2022 and $17 million for YTD-2021 are recorded in non-interest expense.

(5)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q3 2022 vs. Q3 2021

BMO Capital Markets reported net income was $262 million, compared with $553 million in the prior year.

Total revenue was $1,264 million, a decrease of $320 million or 20% from the prior year. Global Markets revenue decreased $68 million or 8%, due to lower interest rate and equities trading revenue, as well as lower new debt and equity issuances, partially offset by higher other revenues from non-trading assets, higher foreign exchange trading revenue and the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue decreased $252 million or 36%, primarily due to lower underwriting and advisory revenue reflecting the impact of lower client activity given current market conditions, markdowns on loan underwriting commitments, largely in the United States, from a widening of credit spreads and lower net securities gains, partially offset by higher corporate banking revenue and the impact of the stronger U.S. dollar.

Total recovery of the provision for credit losses was $7 million, compared with a recovery of $94 million in the prior year. The recovery of the provision for credit losses on impaired loans was $22 million, an increase of $3 million from the prior year. There was a $15 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $75 million in the prior year.

Non-interest expense was $920 million, a decrease of $5 million or 1% from the prior year, primarily due to lower employee-related costs given business performance, partially offset by continued investments in the business, severance costs and the impact of the stronger U.S. dollar.

Average gross loans and acceptances of $64.3 billion increased $7.3 billion or 13% from the prior year, due to higher lending activity across loan portfolios and impact of the stronger U.S. dollar, partially offset by the impact of the deconsolidation of our customer securitization vehicle in the United States and the wind-down of our non-Canadian energy portfolio.

BMO Financial Group Third Quarter Report 2022  31

Q3 2022 vs. Q2 2022

Reported net income decreased $186 million or 41% from the prior quarter.

Total revenue decreased $300 million or 19% from the prior quarter. Global Markets revenue decreased $115 million or 12%, due to lower interest rate, equities and commodities trading revenue, as well as lower debt and equity new issuances, partially offset by higher other revenues from non-trading assets and higher foreign exchange trading revenue. Investment and Corporate Banking revenue decreased $185 million or 29%, driven by lower underwriting and advisory revenue, markdowns on loan underwriting commitments and lower net securities gains, partially offset by higher corporate banking-related revenue.

Total recovery of the provision for credit losses was $7 million, compared with a provision for credit losses of $33 million in the prior quarter. The recovery of the provision for credit losses on impaired loans was $22 million, compared with a provision of $1 million in the prior quarter. There was a $15 million provision for credit losses on performing loans in the current quarter, compared with a provision of $32 million in the prior quarter.

Non-interest expense decreased $9 million or 1% from the prior quarter, driven by lower employee-related costs given business performance, partially offset by severance costs.

Average gross loans and acceptances increased $5.1 billion or 9% from the prior quarter, due to higher lending activity across our loan portfolios.

Q3 YTD 2022 vs. Q3 YTD 2021

Reported net income was $1,415 million, a decrease of $174 million or 11% from the prior year.

Total revenue was $4,767 million, an increase of $71 million or 2%. Global Markets revenue increased $81 million or 3%, due to higher equities and foreign exchange trading revenue, as well as higher other revenues from non-trading assets, partially offset by lower interest rate trading revenue, lower new equity issuances, and the impact of securities gains in the prior year. Investment and Corporate Banking revenue decreased $10 million or 1%, as higher corporate banking-related and higher underwriting and advisory revenue was more than offset by markdowns on loan underwriting commitments and lower net securities gains.

Total recovery of the provision for credit losses was $25 million, compared with a recovery of $106 million in the prior year. The recovery of the provision for credit losses on impaired loans was $37 million, compared with a provision of $20 million in the prior year. There was a $12 million provision for credit losses on performing loans, compared with a recovery of $126 million in the prior year.

Non-interest expense was $2,890 million, an increase of $237 million or 9% from the prior year. The increase was driven by continued investments in the business and higher employee-related costs, including severance costs.

Average gross loans and acceptances increased $0.9 billion or 2% from the prior year to $60.5 billion, with higher lending activity across loan portfolios, largely offset by the impact of the deconsolidation of our customer securitization vehicle in the United States and the wind-down of our non-Canadian energy portfolio.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

32  BMO Financial Group Third Quarter Report 2022

Corporate Services (1)

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021
Net interest income before group teb offset	(16)	40	(53)	(26)	(217)
Group teb offset	(67)	(65)	(77)	(202)	(237)
Net interest income (teb)	(83)	(25)	(130)	(228)	(454)
Non-interest revenue	(892)	3,456	88	3,137	242
Total revenue (teb)	(975)	3,431	(42)	2,909	(212)
Provision for (recovery of) credit losses on impaired loans	(2)	(2)	(1)	(5)	(3)
Provision for (recovery of) credit losses on performing loans	(2)	3	(4)	-	(4)
Total provision for (recovery of) credit losses	(4)	1	(5)	(5)	(7)
Non-interest expense	152	125	94	438	1,215
Income (loss) before income taxes	(1,123)	3,305	(131)	2,476	(1,420)
Provision for (recovery of) income taxes (teb)	(369)	839	(96)	536	(367)
Reported net income (loss)	(754)	2,466	(35)	1,940	(1,053)
Acquisition and integration costs (2)	61	26	-	94	-
Impact of divestitures (3)	6	9	18	63	790
Management of fair value changes on the purchase of Bank of the West (4)	694	(2,612)	-	(2,331)	-
Restructuring costs (reversals) (5)	-	-	(18)	-	(18)
Adjusted net income (loss)	7	(111)	(35)	(234)	(281)
Adjusted total revenue (teb)	(30)	(132)	(42)	(242)	(241)
Adjusted non-interest expense	63	72	94	291	415

U.S. Business Select Financial Data (US$ in millions)

Total revenue	(666)	2,817	19	2,586	(22)
Total provision for (recovery of) credit losses	(2)	-	(3)	(4)	(6)
Non-interest expense	60	30	4	88	110
Provision for (recovery of) income taxes (teb)	(199)	735	(4)	649	(63)
Reported net income (loss)	(525)	2,052	22	1,853	(63)
Adjusted total revenue	76	4	19	72	(22)
Adjusted non-interest expense	(4)	(1)	18	43	97
Adjusted net income (loss)	68	9	12	43	(53)

(1)	Adjusted results and ratios, and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Reported net income included acquisition and integration costs related to the announced acquisition of Bank of the West recorded in non-interest expense. Q3-2022 included $61 million ($82 million pre-tax), Q2-2022 included $26 million ($35 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax).

(3)

Reported net income included the impact of divestitures of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. Q3-2022 included expenses of $6 million ($7 million pre-tax). Q2-2022 included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients recorded in revenue, and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 included a $29 million (pre-tax and after-tax) loss relating to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing of the sale of our EMEA Asset Management business. Q3-2021 included expenses of $18 million ($24 million pre-tax) related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore. Q2-2021 included a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The gain on the sale was recorded in revenue with the goodwill write-down and divestiture costs recorded in non-interest expense.

(4)

Reported net income included revenue (losses) related to the announced acquisition of Bank of the West, including the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill: Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $38 million pre-tax interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income. Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million pre-tax net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million pre-tax net interest income. For further information on this acquisition refer to the Significant Events section.

(5)	Q3-2021 reported net income included a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax) in non-interest expense.

Adjusted results exclude the impact of the items described in footnotes (2) to (5).

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and also provides cyber security and operations services.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q3 2022 vs. Q3 2021

Corporate Services reported net loss was $754 million, compared with a reported net loss of $35 million in the prior year. Results in the current quarter included the impact of the announced acquisition of Bank of the West, including a loss related to the management of the impact of interest rate changes between the announcement and the closing of the announced acquisition on its fair value and goodwill, as well as acquisition and integration costs.

Adjusted net income was $7 million, compared with an adjusted net loss of $35 million in the prior year. Adjusted results increased, primarily due to lower expenses and the impact of a more favourable tax rate in the current quarter.

Q3 2022 vs. Q2 2022

Reported net loss was $754 million, compared with reported net income of $2,466 million in the prior quarter. Results decreased, primarily due to lower revenue related to the fair value management actions. Adjusted net income was $7 million, compared with an adjusted net loss of $111 million in the prior quarter. Adjusted results increased, primarily due to higher revenue, including higher securities gains, the impact of a more favourable tax rate in the current quarter and lower expenses.

BMO Financial Group Third Quarter Report 2022  33

Q3 YTD 2022 vs. Q3 YTD 2021

Reported net income was $1,940 million, compared with a reported net loss of $1,053 million in the prior year, reflecting the items noted above, as well as a write-down of goodwill related to the sale of our EMEA Asset Management business in the prior year. Adjusted net loss was $234 million, compared with an adjusted net loss of $281 million in the prior year.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

Summary Quarterly Earnings Trends (1)

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021	Q4-2020
Revenue (1)	6,099	9,318	7,723	6,573	7,562	6,076	6,975	5,986
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	413	(808)	81	97	984	(283)	601	-
Revenue, net of CCPB (1)	5,686	10,126	7,642	6,476	6,578	6,359	6,374	5,986
Provision for (recovery of) credit losses on impaired loans	104	120	86	84	71	155	215	339
Provision for (recovery of) credit losses on performing loans	32	(70)	(185)	(210)	(141)	(95)	(59)	93
Total provision for credit losses	136	50	(99)	(126)	(70)	60	156	432
Non-interest expense (1)	3,859	3,713	3,846	3,803	3,684	4,409	3,613	3,548
Income before income taxes	1,691	6,363	3,895	2,799	2,964	1,890	2,605	2,006
Provision for income taxes	326	1,607	962	640	689	587	588	422
Reported net income (see below)	1,365	4,756	2,933	2,159	2,275	1,303	2,017	1,584
Acquisition and integration costs (2)	62	28	10	1	2	2	2	3
Amortization of acquisition-related intangible assets (3)	5	6	6	14	15	18	19	23
Impact of divestitures (4)	6	9	48	52	18	772	-	-
Management of Fair Value Changes on the Purchase of Bank of the West (5)	694	(2,612)	(413)	-	-	-	-	-
Restructuring costs (reversals) (6)	-	-	-	-	(18)	-	-	-
Adjusted net income (see below) (7)	2,132	2,187	2,584	2,226	2,292	2,095	2,038	1,610

Operating group reported net income

Canadian P&C reported net income	965	940	1,004	933	828	777	750	645
Amortization of acquisition-related intangible assets (3)	-	1	-	-	-	1	-	1
Canadian P&C adjusted net income	965	941	1,004	933	828	778	750	646
U.S. P&C reported net income	568	588	681	509	550	538	579	333
Amortization of acquisition-related intangible assets (3)	1	1	1	6	6	5	7	9
U.S. P&C adjusted net income	569	589	682	515	556	543	586	342
BMO Wealth Management reported net income	324	314	315	345	379	322	336	297
Amortization of acquisition-related intangible assets (3)	1	1	1	4	5	7	8	8
BMO Wealth Management adjusted net income	325	315	316	349	384	329	344	305
BMO Capital Markets reported net income	262	448	705	531	553	558	478	380
Acquisition and integration costs (2)	1	2	3	1	2	2	2	3
Amortization of acquisition-related intangible assets (3)	3	3	4	4	4	5	4	5
BMO Capital Markets adjusted net income	266	453	712	536	559	565	484	388
Corporate Services reported net income	(754)	2,466	228	(159)	(35)	(892)	(126)	(71)
Acquisition and integration costs (2)	61	26	7	-	-	-	-	-
Impact of divestitures (4)	6	9	48	52	18	772	-	-
Management of fair value changes on the purchase of Bank of the West (5)	694	(2,612)	(413)	-	-	-	-	-
Restructuring costs (reversals) (6)	-	-	-	-	(18)	-	-	-
Corporate Services adjusted net income	7	(111)	(130)	(107)	(35)	(120)	(126)	(71)
Basic earnings per share ($) (7) (8)	1.96	7.15	4.44	3.24	3.42	1.91	3.03	2.37
Diluted earnings per share ($) (7) (8)	1.95	7.13	4.43	3.23	3.41	1.91	3.03	2.37
Adjusted diluted earnings per share ($)	3.09	3.23	3.89	3.33	3.44	3.13	3.06	2.41

(1)	Revenue measures, net of CCPB, adjusted results and ratios, and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Reported net income included acquisition and integration costs related to the announced acquisition of Bank of the West of $61 million ($82 million pre-tax) in Q3-2022, $26 million ($35 million pre-tax) in Q2-2022 and $7 million ($8 million pre-tax) in Q1-2022, recorded in non-interest expenses in Corporate Services. Acquisition and integration costs related to KGS-Alpha and Clearpool, and were recorded in non-interest expense in BMO Capital Markets.

(3)	Amortization of acquisition-related intangible assets were recorded in non-interest expense in the related operating group.
(4)

Reported net income included the impact of divestitures of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. Q3-2022 included expenses of $6 million ($7 million pre-tax). Q2-2022 included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients recorded in revenue, and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 included a $29 million (pre-tax and after-tax) loss relating to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing of the sale of our EMEA Asset Management business. Q3-2021 included expenses of $18 million ($24 million pre-tax) related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore. Q2-2021 included a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The gain on the sale was recorded in revenue with the goodwill write-down and divestiture costs recorded in non-interest expense.

(5)

Reported net income included revenue (losses) related to the announced acquisition of Bank of the West, including the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill: Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $38 million pre-tax interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income. Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million pre-tax net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million pre-tax net interest income.

(6)

Q3-2021 reported net income included a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax) in non-interest expense, in Corporate Services.

(7)

Earnings per share (EPS) is calculated using net income after deducting total dividends on preferred shares and distributions on other equity instruments. For more information on EPS, refer to Note 9 of the unaudited interim consolidated financial statements.

(8)

Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.

34  BMO Financial Group Third Quarter Report 2022

BMO’s quarterly earnings trends were reviewed in detail in the Summary Quarterly Earnings Trends section of BMO’s 2021 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results, such as higher employee expenses due to higher employee benefits and stock-based compensation for employees eligible to retire that are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the fourth quarter of 2020 through the third quarter of 2022.

Earnings Trends

Financial performance in the most recent quarter was impacted by the higher interest rate environment, lower equity markets and the lower client activity in our market sensitive businesses, as well as higher provisions for performing loans, compared with prior quarters. Performance over the past eight quarters has benefitted from improving economic conditions and good operating momentum across our businesses, including strong revenue growth and improved efficiency, as the economy recovered from the adverse effects of the COVID-19 pandemic.

Reported results in 2022 included the impact of the announced acquisition of Bank of the West, comprising revenue (losses) related to the fair value management actions, as well as acquisition and integration costs. Results over the last six quarters included the impact of divestitures. The second quarter of 2021 included a write-down of goodwill related to the sale of our EMEA Asset Management business and a gain on the sale of our Private Banking business in Hong Kong and Singapore. All periods included the amortization of acquisition-related intangible assets and acquisition and integration costs.

Total revenue reflects the benefit of our diversified businesses. Revenue in our P&C businesses has generally been improving and has strengthened in recent quarters, reflecting the rising interest rate environment. Both businesses benefitted from strong loan and deposit growth, higher margins and improving customer activity. Revenue in BMO Wealth Management reflected strong loan and deposit growth, and higher margins resulting in higher net interest income, while non-interest revenue is impacted by fluctuations in global markets. Revenue in Traditional Wealth in 2022 declined due to divestitures. Insurance revenue, net of CCPB, is subject to variability, resulting from changes in interest rates and equity markets. BMO Capital Markets revenue reflected the challenging market conditions during the past two quarters. Performance in the previous six quarters reflected strong revenue performance, primarily due to higher trading and underwriting and advisory revenue.

As the economy recovered from the economic downturn brought on by the pandemic, we recorded lower provisions for credit losses on impaired loans, as well as recoveries of provisions for credit losses on performing loans, which reflected an improving economic outlook, favourable credit conditions and positive credit migration. The most recent quarter reflected the impact of a deteriorating economic outlook, and stronger balance growth.

Non-interest expense reflected our focus on expense management and efficiency improvement. Non-interest expense growth was driven by higher employee-related costs, including sales force expansion and performance-based compensation, and higher technology and advertising costs. Expense growth in 2022 was impacted by divestitures.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of tax-exempt income from securities. The reported effective tax rate in the past six quarters was impacted by the sale of our EMEA Asset Management business, as well as fair value management actions relating to the announced acquisition of Bank of the West.

For further information on non-GAAP amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the Non-GAAP and Other Financial Measures section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2021, as described in Note 27 of the audited annual consolidated financial statements of BMO’s 2021 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2021 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customer’s needs. We do not consolidate Canadian and U.S. customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2021.

BMO Financial Group Third Quarter Report 2022  35

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in BMO’s 2021 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2021, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion in Note 1 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report, as well as the updates provided in Note 1 to the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. Significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy as a result of the COVID-19 pandemic, as well as impacts of high inflation and supply-chain disruptions. For additional information, refer to Allowance for Credit Losses section of BMO’s 2021 Annual Report and Note 4 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

Our total allowance for credit losses as at July 31, 2022, was $2,794 million ($2,958 million as at October 31, 2021) and comprised an allowance on performing loans of $2,298 million and an allowance on impaired loans of $496 million ($2,447 million and $511 million, respectively, as at October 31, 2021). The allowance on performing loans decreased $149 million from the fourth quarter of 2021, primarily driven by reduced uncertainty from the impact of the COVID-19 pandemic and positive credit migration, partially offset by a deteriorating economic outlook, balance growth, movements in foreign exchange rates and adoption of a higher adverse scenario weight in the previous quarter.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group.

As at July 31, 2022, our base case scenario depicts weaker economic growth compared with the fourth quarter of 2021, in both Canada and the United States. In Canada, annual real GDP growth is expected to average 3.1% over the next 12 months and 1.7% over the following 12 months, as the economy slows in response to high inflation, rapidly rising interest rates, and weaker global demand. The relatively high growth rate in the initial 12-month period reflects estimated strong growth early in this period due to the easing of pandemic-related restrictions, followed by expected minimal growth in the subsequent period. The Canadian unemployment rate is forecasted to rise from historically low levels, averaging 5.2% over the next 12 months and 5.5% over the following year. The U.S economy follows a similar weakening trajectory with GDP growth of 1.7% over the next 12 months and 1.1% in the following 12 months. The U.S. unemployment rate is forecasted to rise from half century low levels to an average of 3.7% over the next 12 months and then to 4.2% in the following year. Our base case economic forecast as at October 31, 2021 depicted a stronger economic forecast in both Canada and the United States over the projection period. If we assume a 100% base case economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,750 million as at July 31, 2022 ($1,725 million as at October 31, 2021), compared with the reported allowance on performing loans of $2,298 million ($2,447 million as at October 31, 2021).

As at July 31, 2022, our adverse case economic forecast depicts a contracting economy, with annual average real GDP declining in both Canada and the United States over the next 12 months by 2.0% and 2.8%, respectively, and both contracting at a rate of 1.1% in the following 12 months. The adverse case scenario assumes a significant escalation in the conflict in Ukraine, resulting in severe disruptions to global supply chains and sharp declines in consumer and business confidence. The unemployment rate is expected to rise sharply and remain elevated for several years in both Canada and the United States, in particular, increasing from an average of 7.9% over the next 12 months to an average of 10.0% in the following year in Canada, and from 6.5% to 8.6% in the United States over the same period. The adverse case as at October 31, 2021 depicted a somewhat weaker economic environment in Canada and the United States with initially higher unemployment rates. If we assume a 100% adverse economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,150 million as at July 31, 2022 ($3,825 million as at October 31, 2021), compared with the reported allowance on performing loans of $2,298 million ($2,447 million as at October 31, 2021).

The benign scenario involves a materially stronger economic environment than the base case scenario, with a considerably lower unemployment rate.

When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including the equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single factor to which the allowances as a whole are sensitive.

The following table shows certain key economic variables used to estimate the allowance on performing loans during the forecast period. The values shown represent the national annual average levels or growth rates for the next 12 months and subsequent 12 months, following each reporting period for all scenarios. While the values disclosed below are national variables, we also use regional variables in the underlying models where appropriate.

36  BMO Financial Group Third Quarter Report 2022

		As at July 31, 2022

All figures are annual average values		Benign scenario		Base scenario		Adverse scenario
		First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months

Real GDP growth rates (1)	Canada	5.4%	3.3%	3.1%	1.7%	(2.0)%	(1.1)%
	United States	3.9%	2.4%	1.7%	1.1%	(2.8)%	(1.1)%

Corporate BBB 10-year spread	Canada	1.9%	1.8%	2.2%	2.1%	3.7%	4.4%
	United States	1.4%	1.5%	1.7%	1.9%	4.2%	4.5%

Unemployment rates	Canada	4.3%	3.7%	5.2%	5.5%	7.9%	10.0%
	United States	3.2%	2.8%	3.7%	4.2%	6.5%	8.6%

Housing price index (1)	Canada (2)	10.0%	(2.3)%	6.6%	(7.2)%	(4.6)%	(18.0)%
	United States (3)	13.3%	4.2%	11.0%	1.3%	(6.3)%	(15.5)%

		As at October 31, 2021

All figures are annual average values		Benign scenario		Base scenario		Adverse scenario
		First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months

Real GDP growth rates (1)	Canada	6.3%	5.5%	4.0%	3.9%	(2.7)%	(1.1)%
	United States	7.1%	4.0%	4.8%	2.7%	(1.2)%	(1.1)%

Corporate BBB 10-year spread	Canada	1.4%	1.7%	1.8%	2.0%	3.6%	4.4%
	United States	0.9%	1.1%	1.2%	1.5%	4.2%	4.5%

Unemployment rates	Canada	6.0%	4.9%	6.6%	5.7%	10.8%	12.7%
	United States	4.2%	3.2%	4.7%	3.7%	8.5%	11.0%

Housing price index (1)	Canada (2)	18.2%	10.2%	15.1%	5.2%	(6.4)%	(18.0)%
	United States (3)	14.6%	6.7%	12.3%	4.3%	(6.1)%	(15.5)%

(1)	Real gross domestic product and housing price index are four quarter averages of year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.

The table below shows how the bank expects the real GDP year-over-year growth rate for the base case in Canada and the United States to trend by calendar quarter.

Calendar quarter ended	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024

Real GDP growth rates year-over-year

Canada	3.9%	2.3%	1.6%	1.1%	1.4%	1.9%	2.2%	2.1%
United States	2.3%	0.7%	1.2%	0.9%	0.9%	1.2%	1.5%	1.7%

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $1,725 million ($1,775 million as at October 31, 2021), compared with the reported allowance for performing loans of $2,298 million ($2,447 million as at October 31, 2021).

Information on the Provision for Credit Losses for the three and nine months ended July 31, 2022, can be found in the Total Provision for Credit Losses section.

Please refer to the Risk Management section for further information.

Caution

This Accounting Policies and Critical Accounting Estimates section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2021 Annual Report.

BMO Financial Group Third Quarter Report 2022  37

Treatment of Innovative Real Estate Secured Lending Products

On June 28, 2022, the Office of the Superintendent of Financial Institutions (OSFI) published an Advisory, Clarification on the Treatment of Innovative Real Estate Secured Lending Products, under Guideline B-20 (the Advisory), including clarifications on residential reverse mortgages, residential mortgages with shared equity features, and Combined Loan Plans (CLPs). For CLPs, the Advisory provides OSFI’s expectations on the re-advanceability feature above the 65% loan to value (LTV) limit.

BMO originates CLPs through its BMO Homeowner ReadiLine® product. The Advisory is not expected to impact how most borrowers use CLPs. The Advisory will come into effect on October 31, 2023 for loans originated after this date.

Proposed Canadian Tax Measures

On August 9, 2022, the Department of Finance released draft legislation relating to certain tax measures, including a proposed one-time 15% tax (referred to as the Canada Recovery Dividend, or CRD), determined based on the average taxable income of fiscal 2020 and fiscal 2021, less a $1 billion exemption, payable in equal instalments over five years. The legislation also included a permanent 1.5% tax rate increase, determined based on taxable income above $100 million (effective for taxation years that end after April 7, 2022, and prorated for the first year). Both taxes are applicable to certain Canadian companies in a bank, or life insurer group.

BMO continues to monitor the status of the draft legislation, which is currently open for public comment until September 30, 2022. The impact will depend on the final legislation and would be recognized once the final legislation is substantively enacted, which would only occur after the third legislative reading.

Caution

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report. The following is an update to the 2021 Annual Report.

Update on General Economic Conditions

Economic growth projections in North America have been lowered substantially since the previous reporting period, due to more aggressive monetary tightening and weaker global demand. A partial mitigating factor is that households remain supported by additional savings accumulated during the pandemic and still have pent-up demand for travel, in-person services, and motor vehicles. However, other uncertainties, including persistent high inflation, COVID-19 variants and the conflict in Ukraine cloud the economic projection. Global supply-chain disruptions and high oil and natural gas prices continue to restrain global economic growth. Rising interest rates have reduced activity in both the Canadian and U.S housing markets. There is a risk of a deeper housing market correction if central banks continue to raise rates to fight inflation more aggressively. Management monitors the economic environment closely to understand any significant changes and the impact on our operations.

Geopolitical Risk

The escalation of geopolitical tensions focused on Europe, due to the conflict in Ukraine, is having significant global effects stemming from high commodity prices and lower business confidence. Western nations’ sanctions on Russia and Russian affiliated entities and individuals have also aggravated supply shortages in the global economy. These effects could impact BMO directly, or have an impact on BMO’s customers and clients, due to rising costs and disruptions to business. We continue to closely monitor the situation and assess the impact of a potential escalation of geopolitical tensions on the bank.

Benchmark Interest Rate Reform (IBOR)

Our IBOR Transition Office (ITO) continues to coordinate and oversee the transition from IBORs to alternative reference rates (ARRs) and, as anticipated, all sterling, euro, Swiss franc and Japanese yen settings, as well as the 1-week and 2-month USD LIBOR settings were discontinued on December 31, 2021.

On December 16, 2021, the Canadian Alternative Reference Rate working group (CARR) recommended the administrator, Refinitiv Benchmark Services UK Limited (RBSL), cease publication of Canadian Dollar Offered Rate (CDOR) settings immediately after June 28, 2024, using a two-stage transition approach. By the end of the first stage on June 30, 2023, CARR expects all new derivative contracts and securities to use the Canadian Overnight Repo Rate Average (CORRA), with the exception of derivatives that hedge or reduce exposure CDOR exposure from (i) derivatives, or securities transacted before June 30, 2023, or (ii) loan agreements entered into before June 28, 2024. All remaining CDOR exposures should be transitioned to CORRA by June 28, 2024, marking the end of the second stage.

Following public consultation, on May 16, 2022, RBSL announced that all remaining CDOR settings will cease publication immediately after June 28, 2024 according to the CARR recommendation. The ITO is in the process of assessing the impact of this announcement, including CDOR-based financial instruments, hedge relationships and project plans.

38  BMO Financial Group Third Quarter Report 2022

Other Risks That May Affect Future Results

Pending Bank of the West Acquisition

BMO is subject to several risks relating to the pending acquisition of Bank of the West. Such risks include, but are not limited to: the possibility that the announced acquisition of Bank of the West does not close when expected or at all because required regulatory approvals or other conditions to closing are not received or satisfied on a timely basis or at all, or regulatory approvals are received subject to adverse conditions or requirements; the risk that BMO may be unable to realize, including in the time frame anticipated, the anticipated benefits from the proposed transaction, such as it being accretive to adjusted earnings per share and creating synergy opportunities; the risk that the business of Bank of the West may not perform as expected or in a manner consistent with historical performance; the risk that BMO may not be able to promptly and effectively integrate Bank of the West and that the costs for integration may be higher than expected; the risk that the sum of BMO’s existing excess capital, financing transaction and anticipated capital generation before close is not sufficient to maintain capital targets without raising additional capital; the risk that our fair value management actions are not effective or result in unforeseen consequences; reputational risks and the reaction of Bank of the West’s customers and employees to the transaction; the risk of increased exposure to regional economic and other issues as a result of expanding BMO’s presence in the United States; risks relating to possible diversion of management time on transaction-related issues; and risks relating to increased exposure to exchange rate fluctuations. Any of these and other risks relating to the pending acquisition of Bank of the West, including, but not limited to, the risk that our assumptions about us, Bank of the West and the announced acquisition may prove inaccurate, could adversely impact our financial results or strategic direction.

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2021 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at July 31, 2022				As at October 31, 2021

	Consolidated	Subject to market risk		Not subject	Consolidated	Subject to market risk		Not subject	Primary risk factors for
(Canadian $ in millions)	Balance Sheet	Traded risk (1)	Non-traded risk (2)	to market risk	Balance Sheet	Traded risk (1)	Non-traded risk (2)	to market risk	non-traded risk balances

Assets Subject to Market Risk

Cash and cash equivalents	69,586	-	69,586	-	93,261	-	93,261	-	Interest rate
Interest bearing deposits with banks	7,317	252	7,065	-	8,303	94	8,209	-	Interest rate
Securities	265,614	110,162	155,452	-	232,849	104,412	128,437	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	108,391	-	108,391	-	107,382	-	107,382	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	522,802	3,476	519,326	-	458,262	3,665	454,597	-	Interest rate, foreign exchange
Derivative instruments	39,717	37,356	2,361	-	36,713	34,350	2,363	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	12,615	-	12,615	-	14,021	-	14,021	-	Interest rate
Other assets	42,296	3,456	22,618	16,222	37,384	3,359	16,970	17,055	Interest rate
Total Assets	1,068,338	154,702	897,414	16,222	988,175	145,880	825,240	17,055

Liabilities Subject to Market Risk

Deposits	729,385	25,766	703,619	-	685,631	22,665	662,966	-	Interest rate, foreign exchange
Derivative instruments	43,643	34,961	8,682	-	30,815	27,875	2,940	-	Interest rate, foreign exchange
Acceptances	12,615	-	12,615	-	14,021	-	14,021	-	Interest rate
Securities sold but not yet purchased	41,187	41,187	-	-	32,073	32,073	-	-
Securities lent or sold under repurchase agreements	100,646	-	100,646	-	97,556	-	97,556	-	Interest rate
Other liabilities	66,425	58	66,054	313	63,663	85	63,165	413	Interest rate
Subordinated debt	7,443	-	7,443	-	6,893	-	6,893	-	Interest rate
Total Liabilities	1,001,344	101,972	899,059	313	930,652	82,698	847,541	413

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair valued through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

BMO Financial Group Third Quarter Report 2022  39

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) and Average Total Trading Stressed Value at Risk (SVaR) increased quarter-over-quarter, as market volatility picked up and higher fixed income exposures increased interest rate and debt specific risks.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1) (2)

(Pre-tax Canadian $ equivalent in millions)	For the quarter ended July 31, 2022				April 30, 2022	July 31, 2021
	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	4.4	3.4	5.2	2.2	3.7	1.8
Equity VaR	13.5	13.8	17.8	10.2	11.7	12.4
Foreign exchange VaR	1.1	1.7	4.7	0.6	2.3	1.4
Interest rate VaR (3)	21.7	19.5	26.5	14.4	15.7	14.8
Debt-specific risk	5.8	7.0	8.7	5.3	4.6	2.4
Diversification	(12.2)	(16.8)	nm	nm	(16.3)	(12.2)
Total Trading VaR	34.3	28.6	34.3	23.8	21.7	20.6
Total Trading SVaR	63.6	54.7	63.6	47.0	43.8	43.4

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)	Interest rate VaR includes general credit spread risk.

nm - not meaningful

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates and the benefit to falling interest rates decreased, relative to April 30, 2022, primarily due to increased non-maturity deposit duration, due to lower projected forward interest rates as longer term rates fell and the yield curve flattened. The structural earnings benefit to rising interest rates and the earnings exposure to falling interest rates decreased, relative to April 30, 2022, primarily due to higher expected deposit rate sensitivity for subsequent rate hikes, as well as incremental fixed-rate investments in the current quarter.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2)

	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			July 31, 2022	April 30, 2022	July 31, 2021			July 31, 2022	April 30, 2022	July 31, 2021

	Canada (3)	United States	Total	Total	Total (4)	Canada (3)	United States	Total	Total	Total
100 basis point increase	(803.4)	(6.3)	(809.8)	(1,235.2)	(1,212.9)	264.8	260.1	524.8	635.0	366.2
25 basis point decrease	171.1	(74.5)	96.5	236.3	143.8	(74.5)	(76.9)	(151.3)	(202.0)	(143.5)
100 basis point decrease (4)	625.6	(576.7)	48.9	na	na	(325.5)	(436.1)	(761.6)	na	na

(1)	Losses are in parentheses and benefits are presented as positive numbers.
(2)

The impact of insurance market risk is not reflected in the table. Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at July 31, 2022 would result in an increase in earnings before tax of $40 million ($39 million as at April 30, 2022 and $46 million as at July 31, 2021). A 25 basis point decrease in interest rates as at July 31, 2022 would result in a decrease in earnings before tax of $9 million ($9 million as at April 30, 2022 and $12 million as at July 31, 2021). A 10% increase in equity market values as at July 31, 2022 would result in an increase in earnings before tax of $17 million ($20 million as at April 30, 2022 and $21 million as at July 31, 2021). A 10% decrease in equity market values as at July 31, 2022 would result in a decrease in earnings before tax of $16 million ($20 million as at April 30, 2022 and $21 million as at July 31, 2021). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2022 and 2021 fiscal years. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of the bank’s policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet.

(3)	Includes Canadian dollar and other currencies.
(4)

Due to the low interest rate environment between April 30, 2020 and April 30, 2022, economic value sensitivity and earnings sensitivity to declining interest rates are measured using a 25 basis point decline.

na - not applicable

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the third quarter of 2022. Customer loans and deposits continued to exhibit growth while wholesale funding increased reflecting net issuances. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada, the United States and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $306.9 billion as at July 31, 2022, compared with $308.0 billion as at April 30, 2022. The decrease in unencumbered liquid assets was primarily due to lower deposits with other banks and cash balances.

Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

40  BMO Financial Group Third Quarter Report 2022

Liquid Assets

	As at July 31, 2022					As at April 30, 2022
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)

Cash and cash equivalents	69,586	-	69,586	94	69,492	70,172
Deposits with other banks	7,317	-	7,317	-	7,317	7,704
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	136,833	99,894	236,727	129,266	107,461	105,691
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	51,417	5,101	56,518	24,399	32,119	34,663
Corporate & other debt	24,511	18,857	43,368	8,643	34,725	34,079
Corporate equity	52,853	51,205	104,058	65,695	38,363	38,174

Total securities and securities borrowed or purchased under resale agreements	265,614	175,057	440,671	228,003	212,668	212,607
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	21,976	-	21,976	4,594	17,382	17,502

Total liquid assets	364,493	175,057	539,550	232,691	306,859	307,985

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at July 31, 2022	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	76,903	-	94	-	76,809
Securities (5)	462,647	185,805	46,792	13,095	216,955
Loans	500,826	67,075	584	280,692	152,475
Other assets
Derivative instruments	39,717	-	-	39,717	-
Customers’ liability under acceptances	12,615	-	-	12,615	-
Premises and equipment	4,604	-	-	4,604	-
Goodwill	4,995	-	-	4,995	-
Intangible assets	2,130	-	-	2,130	-
Current tax assets	1,545	-	-	1,545	-
Deferred tax assets	794	-	-	794	-
Other assets	28,228	10,972	-	17,256	-
Total other assets	94,628	10,972	-	83,656	-
Total assets	1,135,004	263,852	47,470	377,443	446,239

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2022	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	77,990	-	114	-	77,876
Securities (5)	452,797	178,012	44,676	12,814	217,295
Loans	479,949	63,494	545	269,512	146,398
Other assets
Derivative instruments	45,820	-	-	45,820	-
Customers’ liability under acceptances	13,228	-	-	13,228	-
Premises and equipment	4,581	-	-	4,581	-
Goodwill	5,002	-	-	5,002	-
Intangible assets	2,090	-	-	2,090	-
Current tax assets	1,242	-	-	1,242	-
Deferred tax assets	786	-	-	786	-
Other assets	27,635	10,040	-	17,595	-
Total other assets	100,384	10,040	-	90,344	-
Total assets	1,111,120	251,546	45,335	372,670	441,569

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that are pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $13.1 billion as at July 31, 2022, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, such as incremental securitization, covered bond issuances and Federal Home Loan Bank advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $521.6 billion as at July 31, 2022, increasing from $512.3 billion as at April 30, 2022.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $225.4 billion as at

BMO Financial Group Third Quarter Report 2022  41

July 31, 2022, with $59.8 billion sourced as secured funding and $165.6 billion as unsecured funding. Wholesale funding outstanding increased from $215.6 billion as at April 30, 2022, primarily due to net wholesale funding issuances during the quarter. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $306.9 billion as at July 31, 2022, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by applicable senior management committees and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at July 31, 2022								As at April 30, 2022
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	3,519	1,086	208	2,045	6,858	6	-	6,864	5,511
Certificates of deposit and commercial paper	9,741	18,350	22,982	29,565	80,638	153	307	81,098	81,612
Bearer deposit notes	65	66	234	1,055	1,420	-	-	1,420	1,674
Asset-backed commercial paper (ABCP)	-	-	-	-	-	-	-	-	-
Senior unsecured medium-term notes	-	2,607	3,590	9,013	15,210	17,971	28,714	61,895	55,831
Senior unsecured structured notes (2)	8	2	-	66	76	33	6,725	6,834	6,465
Secured Funding
Mortgage and HELOC securitizations	-	413	1,756	1,057	3,226	4,481	12,913	20,620	20,183
Covered bonds	-	1,310	1,964	5,754	9,028	4,366	14,401	27,795	27,582
Other asset-backed securitizations (3)	-	-	813	688	1,501	413	2,463	4,377	4,678
Federal Home Loan Bank advances	-	-	-	3,203	3,203	-	3,845	7,048	3,850
Subordinated debt	-	-	-	-	-	-	7,441	7,441	8,235

Total	13,333	23,834	31,547	52,446	121,160	27,423	76,809	225,392	215,621

Of which:
Secured	-	1,723	4,533	10,702	16,958	9,260	33,622	59,840	56,293
Unsecured	13,333	22,111	27,014	41,744	104,202	18,163	43,187	165,552	159,328

Total (4)	13,333	23,834	31,547	52,446	121,160	27,423	76,809	225,392	215,621

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the Contractual Maturities or Assets and Liabilities and Off-Balance Sheet Commitments table, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $47.2 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $178.2 billion as at July 31, 2022.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2021 Annual Report. Please also see the Risk Management section.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important for the bank in raising both capital and funding to support its business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through the wholesale markets could be reduced. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, S&P and DBRS have a stable outlook on BMO and Fitch has a negative outlook.

As at July 31, 2022
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits/Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1(hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

42  BMO Financial Group Third Quarter Report 2022

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at July 31, 2022, we would be required to provide additional collateral to counterparties totalling $154 million, $406 million and $969 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Liquidity Adequacy Requirements Guideline and is summarized in the following table. The average daily LCR for the quarter ended July 31, 2022 was 129%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. The average daily LCR in the current quarter was unchanged, compared with the prior quarter, as higher HQLA was offset by higher net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. above 100%, because of limitations on the transfer of liquidity between BMO Financial Corp. and the parent bank. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

	For the quarter ended July 31, 2022

(Canadian $ in billions, except as noted)	Total unweighted value (average) (1)(2)	Total weighted value (average) (2)(3)

High-Quality Liquid Assets

Total high-quality liquid assets (HQLA)	*	200.8

Cash Outflows

Retail deposits and deposits from small business customers, of which:	241.0	16.1
Stable deposits	119.0	3.6
Less stable deposits	122.0	12.5
Unsecured wholesale funding, of which:	253.7	117.3
Operational deposits (all counterparties) and deposits in networks of cooperative banks	138.1	34.4
Non-operational deposits (all counterparties)	89.9	57.2
Unsecured debt	25.7	25.7
Secured wholesale funding	*	23.6
Additional requirements, of which:	188.9	37.5
Outflows related to derivatives exposures and other collateral requirements	18.8	6.7
Outflows related to loss of funding on debt products	2.7	2.7
Credit and liquidity facilities	167.4	28.1
Other contractual funding obligations	1.4	-
Other contingent funding obligations	458.2	9.0
Total cash outflows	*	203.5

Cash Inflows

Secured lending (e.g. reverse repos)	146.5	32.6
Inflows from fully performing exposures	9.5	5.1
Other cash inflows	10.3	10.3
Total cash inflows	166.3	48.0

		Total adjusted value (4)
Total HQLA		200.8
Total net cash outflows		155.5
Liquidity Coverage Ratio (%) (2)		129

For the quarter ended April 30, 2022		Total adjusted value (4)
Total HQLA		197.0
Total net cash outflows		153.0
Liquidity Coverage Ratio (%)		129

* Disclosure is not required under the LCR disclosure standard.

(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 63 business days in the third quarter of 2022.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

BMO Financial Group Third Quarter Report 2022  43

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio between the amount of available stable funding (ASF) and the amount of required stable funding (RSF). ASF represents the proportion of capital and liabilities expected to be reliably available over a one-year horizon (including customer deposits and long-term wholesale funding). RSF is based on the liquidity and maturity characteristics of an institution’s balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 114% as at July 31, 2022, exceeding the regulatory minimum. The NSFR decreased from 116% in the prior quarter, primarily due to higher required stable funding, partially offset by higher available stable funding.

	For the quarter ended July 31, 2022
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item

Capital:	-	-	-	76.6	76.6
Regulatory capital	-	-	-	76.6	76.6
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	214.4	26.8	18.7	35.8	275.0
Stable deposits	106.9	12.9	7.9	6.9	128.2
Less stable deposits	107.5	13.9	10.8	28.9	146.8
Wholesale funding:	247.6	181.8	61.9	84.2	226.3
Operational deposits	141.6	0.3	-	-	71.0
Other wholesale funding	106.0	181.5	61.9	84.2	155.3
Liabilities with matching interdependent assets	-	1.6	1.0	13.4	-
Other liabilities:	1.9	*	*	65.1	4.4
NSFR derivative liabilities	*	*	*	21.5	*
All other liabilities and equity not included in the above categories	1.9	39.2	0.1	4.3	4.4
Total ASF	*	*	*	*	582.3

Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	16.4
Deposits held at other financial institutions for operational purposes	-	-	-	-	-
Performing loans and securities:	176.7	135.6	49.1	287.5	431.2
Performing loans to financial institutions secured by Level 1 HQLA	-	45.1	2.2	-	3.3
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	32.0	51.5	5.0	14.2	54.6
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	102.3	30.7	30.4	139.5	230.6
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	13.2	6.1	11.3	123.2	107.6
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.2	5.9	11.1	118.7	103.6
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	29.2	2.2	0.2	10.6	35.1
Assets with matching interdependent liabilities	-	1.6	1.0	13.4	-
Other assets:	13.9	*	*	49.9	43.1
Physical traded commodities, including gold	3.6	*	*	*	3.1
Assets posted as initial margin for derivative contracts and contributions to default funds of central clearing parties	*	*	*	12.5	10.7
NSFR derivative assets	*	*	*	18.4	-
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	1.4	1.4
All other assets not included in the above categories	10.3	2.3	0.2	15.1	27.9
Off-balance sheet items	*	*	*	519.1	17.9
Total RSF	*	*	*	*	508.6
Net Stable Funding Ratio (%)	*	*	*	*	114

					Weighted Value (2)
For the quarter ended April 30, 2022
Total ASF					567.3
Total RSF					491.0
Net Stable Funding Ratio (%)					116

* Disclosure is not required under the NSFR disclosure standard.

(1)

Items to be reported in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

44  BMO Financial Group Third Quarter Report 2022

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									July 31, 2022

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and Cash Equivalents	68,102	-	-	-	-	-	-	-	1,484	69,586
Interest Bearing Deposits with Banks	4,598	1,304	1,335	41	39	-	-	-	-	7,317
Securities	3,507	5,404	5,434	4,536	5,703	16,632	67,271	104,267	52,860	265,614
Securities Borrowed or Purchased under Resale Agreements	76,200	23,473	5,973	1,653	1,092	-	-	-	-	108,391
Loans (1)
Residential mortgages	545	1,581	2,777	3,778	5,975	16,564	101,731	11,006	119	144,076
Consumer instalment and other personal	219	497	933	1,032	1,780	4,804	37,082	13,724	24,266	84,337
Credit cards	-	-	-	-	-	-	-	-	9,132	9,132
Business and government	13,370	10,022	10,174	10,933	10,621	36,664	96,245	15,864	83,776	287,669
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,412)	(2,412)
Total loans, net of allowance	14,134	12,100	13,884	15,743	18,376	58,032	235,058	40,594	114,881	522,802
Other Assets
Derivative instruments	2,052	4,104	8,843	2,226	1,243	7,000	8,241	6,008	-	39,717
Customers’ liabilities under acceptances	7,933	4,579	100	3	-	-	-	-	-	12,615
Other	1,957	437	325	10	14	9	16	5,559	33,969	42,296
Total Other assets	11,942	9,120	9,268	2,239	1,257	7,009	8,257	11,567	33,969	94,628
Total Assets	178,483	51,401	35,894	24,212	26,467	81,673	310,586	156,428	203,194	1,068,338

(Canadian $ in millions)									July 31, 2022

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity

Deposits (2) (3)	29,337	35,613	42,401	41,004	47,786	36,920	58,380	17,037	420,907	729,385
Other Liabilities
Derivative instruments	2,074	7,070	7,840	2,391	1,859	5,989	8,894	7,526	-	43,643
Acceptances	7,933	4,579	100	3	-	-	-	-	-	12,615
Securities sold but not yet purchased (4)	41,187	-	-	-	-	-	-	-	-	41,187
Securities lent or sold under repurchase agreements (4)	88,391	9,337	922	1,996	-	-	-	-	-	100,646
Securitization and liabilities related to structured entities	15	459	2,733	1,255	820	6,249	8,871	4,618	-	25,020
Other	10,575	183	4,455	91	133	836	2,431	5,791	16,910	41,405
Total Other Liabilities	150,175	21,628	16,050	5,736	2,812	13,074	20,196	17,935	16,910	264,516
Subordinated Debt	-	-	-	-	-	-	25	7,418	-	7,443
Total Equity	-	-	-	-	-	-	-	-	66,994	66,994
Total Liabilities and Equity	179,512	57,241	58,451	46,740	50,598	49,994	78,601	42,390	504,811	1,068,338

(1)   Loans receivable on demand have been included under no maturity.

(2)   Deposits payable on demand and payable after notice have been included under no maturity.

(3)   Deposits totalling $26,970 million as at July 31, 2022 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due   to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.

(4)   Presented based on their earliest maturity date.

(Canadian $ in millions)									July 31, 2022

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	1,401	6,946	8,897	11,798	13,958	37,787	108,662	6,097	-	195,546
Letters of credit (2)	2,103	2,668	5,242	4,704	5,464	2,594	3,488	74	-	26,337
Backstop liquidity facilities	-	1,045	713	369	1,353	3,365	8,470	1,039	-	16,354
Leases	-	-	-	-	1	3	41	254	-	299
Securities lending	-	-	-	-	-	-	-	-	-	-
Purchase obligations	17	36	49	35	35	129	240	27	-	568

(1)

Commitments to extend credit exclude personal lines of credit, credit cards and other credit instruments that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity date.

BMO Financial Group Third Quarter Report 2022  45

(Canadian $ in millions)									October 31, 2021

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and Cash Equivalents	91,736	-	-	-	-	-	-	-	1,525	93,261
Interest Bearing Deposits with Banks	3,529	1,440	1,172	1,753	409	-	-	-	-	8,303
Securities	5,286	4,742	5,116	3,383	2,692	17,512	43,571	90,225	60,322	232,849
Securities Borrowed or Purchased under Resale Agreements	70,080	22,873	11,362	1,602	766	699	-	-	-	107,382
Loans (1)
Residential mortgages	458	1,081	2,109	4,373	4,879	22,170	91,146	9,396	138	135,750
Consumer instalment and other personal	215	419	639	1,166	1,110	5,732	31,613	13,518	22,752	77,164
Credit cards	-	-	-	-	-	-	-	-	8,103	8,103
Business and government	12,082	7,667	7,697	10,496	10,213	29,303	81,377	14,413	66,561	239,809
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,564)	(2,564)
Total loans, net of allowance	12,755	9,167	10,445	16,035	16,202	57,205	204,136	37,327	94,990	458,262
Other Assets
Derivative instruments	2,752	4,924	2,187	1,809	1,634	7,525	8,787	7,095	-	36,713
Customers’ liabilities under acceptances	11,574	2,428	19	-	-	-	-	-	-	14,021
Other	2,002	461	140	4	3	5	1	5,097	29,671	37,384
Total Other assets	16,328	7,813	2,346	1,813	1,637	7,530	8,788	12,192	29,671	88,118
Total Assets	199,714	46,035	30,441	24,586	21,706	82,946	256,495	139,744	186,508	988,175

(Canadian $ in millions)									October 31, 2021
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity

Deposits (2) (3)	29,885	37,841	42,488	28,857	24,299	33,778	45,729	19,925	422,829	685,631
Other Liabilities
Derivative instruments	2,771	3,651	2,379	1,508	1,444	5,723	7,140	6,199	-	30,815
Acceptances	11,574	2,428	19	-	-	-	-	-	-	14,021
Securities sold but not yet purchased (4)	32,073	-	-	-	-	-	-	-	-	32,073
Securities lent or sold under repurchase agreements (4)	73,190	17,199	3,994	3,103	70	-	-	-	-	97,556
Securitization and liabilities related to structured entities	21	1,737	1,527	648	486	7,240	9,791	4,036	-	25,486
Other	10,121	1,632	116	109	162	944	1,277	3,509	20,307	38,177
Total Other Liabilities	129,750	26,647	8,035	5,368	2,162	13,907	18,208	13,744	20,307	238,128
Subordinated Debt	-	-	-	-	-	-	25	6,868	-	6,893
Total Equity	-	-	-	-	-	-	-	-	57,523	57,523
Total Liabilities and Equity	159,635	64,488	50,523	34,225	26,461	47,685	63,962	40,537	500,659	988,175

(1)   Loans receivable on demand have been included under no maturity.

(2)   Deposits payable on demand and payable after notice have been included under no maturity.

(3)   Deposits totalling $20,991 million as at October 31, 2021 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date   due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.

(4)   Presented based on their earliest maturity date.

(Canadian $ in millions)									October 31, 2021

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	1,674	4,935	8,374	13,308	14,498	33,749	99,639	4,571	-	180,748
Letters of credit (2)	1,196	4,083	4,358	3,815	4,806	1,980	3,304	104	-	23,646
Backstop liquidity facilities	189	137	293	1,073	1,578	2,709	6,088	828	-	12,895
Leases	-	-	-	-	1	3	22	222	-	248
Securities lending	3,909	-	-	-	-	-	-	-	-	3,909
Purchase obligations	16	38	47	44	60	139	217	41	-	602

(1)

Commitments to extend credit exclude personal lines of credit, credit cards and other credit instruments that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturities.

46  BMO Financial Group Third Quarter Report 2022

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a country risk management framework that incorporates economic and political assessments, and management of exposures within limits based on product, entity and country of ultimate risk. Our exposure to these regions as at July 31, 2022 is set out in the following table.

On October 26, 2021, OSFI recommended that Canadian Global Systemically Important Banks (G-SIBs) cease country-by-country disclosures of European exposures and begin to disclose sovereign exposures at the regional (continent) level effective the first quarter of 2022.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported as mark-to-market value. Derivatives exposure incorporates transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

	As at July 31, 2022													April 30, 2022
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure	Total Net Exposure (2)
Europe (excluding United Kingdom)	408	2,344	-	2,752	539	287	6,103	6,929	1,209	718	164	2,091	11,772	12,458
United Kingdom	12	4,612	-	4,624	69	143	2,453	2,665	238	1,004	63	1,305	8,594	8,991
Latin America	2,504	5,651	-	8,155	-	36	-	36	8	36	7	51	8,242	7,771
Asia-Pacific	5,052	3,104	58	8,214	1,575	397	2,767	4,739	123	379	56	558	13,511	13,676
Africa and Middle East	1,586	300	-	1,886	3	-	26	29	2	7	412	421	2,336	2,959
Other (1)	-	2	25	27	26	-	3,502	3,528	-	-	911	911	4,466	5,243

Total	9,562	16,013	83	25,658	2,212	863	14,851	17,926	1,580	2,144	1,613	5,337	48,921	51,098

(1)	Primarily exposure to supranational entities.
(2)	Reflects the most recent quarter country reclassifications.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2022  47

Glossary of Financial Terms

Adjusted Earnings and Measures

•	Adjusted Revenue – calculated as revenue excluding the impact of certain non-recurring items, and Adjusted Net Revenue is adjusted revenue net of CCPB, as set out in the Non-GAAP and Other Financial Measures section.
•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.
•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Adjusted Effective Tax Rate is calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Average annual total shareholder return

(TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions, divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and also provides cyber security and operations services.

Credit and Counterparty Risk is the potential for credit loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts, requiring no initial or little investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.

Earnings per Share (EPS) is calculated by dividing net income, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of the audited annual consolidated financial statements.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Efficiency Ratio (or Expense-to-Revenue

Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue, expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted total revenue and non-interest expense.

48  BMO Financial Group Third Quarter Report 2022

Efficiency Ratio, net of CCPB, is calculated as non-interest expense divided by total revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), expressed as a percentage. The adjusted efficiency ratio, net of CCPB, is calculated in the same manner, utilizing adjusted total revenue, net of CCPB, and non-interest expense.

Environmental and Social Risk (E&S risk) is the potential for loss or harm, directly or indirectly, resulting from environmental or social impacts or concerns, including climate change, related to BMO, our customers, suppliers or clients, and our impact on the environment and society.

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross impaired loans and acceptances (GIL) are calculated as the credit impaired balance of loans and customers’ liability under acceptances, excluding purchased credit impaired loans.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Incremental Risk Charge (IRC) complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products held in the trading book with exposure to interest rate risk, measured over a one-year horizon at a 99.9% confidence level.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance Revenue, net of CCPB, is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 Capital divided by LE.

Liquidity and Funding Risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario prescribed by OSFI.

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Model Risk is the potential for adverse consequences resulting from decisions that are based on incorrect or misused model results. These adverse consequences can include financial loss, poor business decision-making and damage to reputation.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income excluding trading, is on a basis that excluded trading-related interest income and earning assets.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using average total assets. Net interest margin excluding trading, is computed in the same manner excluding trading-related interest income and earning assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

Operating Leverage, net of CCPB, is the difference between revenue, net of CCPB (net revenue), and expense growth rates. Adjusted net operating leverage is the difference between adjusted revenue, net of CCPB, and adjusted expense growth rates.

Operational Non-Financial Risk (ONFR) encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact our credit or investment portfolios. These risks include technology risk, fraud risk, business continuity risk and human resources risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before income taxes and provision/(recovery) for credit losses. We use PPPT on both a reported and adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For more information, refer to the Provision for Credit Losses and Allowance for Credit Losses sections and Note 4 of the audited annual consolidated financial statements.

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

BMO Financial Group Third Quarter Report 2022  49

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The measure is used for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under

Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase

Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk is the potential for loss or harm due to changes in the external business environment and failure to respond appropriately to these changes as a result of inaction, ineffective strategies or poor implementation of strategies. Strategic risk also includes business risk, which arises from the specific business activities of the enterprise, and the effects these could have on its earnings.

Stressed Value at Risk (SVaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating rate payments based on a notional value of a single commodity.
•	Credit default swaps – one counter party pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
•	Cross-currency interest rate swaps – fixed rate and floating-rate interest payments and principal amounts are exchanged in different currencies. Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.
•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.
•	Interest rate swaps – counterparties generally exchange fixed-rate and floating rate interest payments based on a notional value in a single currency.
•	Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Revenues of operating groups are presented in the MD&A on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 Capital divided by risk-weighted assets.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions. Total Capital includes Tier 1 and Tier 2 Capital.

Total Capital Ratio reflects Total Capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions. The largest Canadian banks are required to meet the minimum TLAC Ratio and TLAC Leverage Ratio effective November 1, 2021, as calculated under OSFI’s TLAC Guideline.

Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by leverage exposures.

Total Shareholder Return: The three-year and five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a three-year and five-year period, respectively. The return includes the change in share price and assumes dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading and Underwriting Market Risk is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

50  BMO Financial Group Third Quarter Report 2022

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2021 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 30, 2022, at 8.00 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 2522858#. A replay of the conference call can be accessed until September 30th, 2022, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 2979715#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

May 2022: $129.37

June 2022: $123.75

July 2022: $126.54

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2021 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2021 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2023

The next Annual Meeting of Shareholders will be held on Tuesday, April 18, 2023.

® Registered trademark of Bank of Montreal

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